SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

 Alto Palermo S.A. (APSA)
(Exact name of Registrant as specified in its charter)

Alto Palermo S.A. (APSA)
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

ALTO PALERMO S.A. (APSA)
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the Financial Statements for the six month period ended December 31, 2013 and December 31, 2012 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2013 and for the six-month periods ended December 31, 2013 and 2012

Legal information

Denomination: Alto Palermo S.A. (APSA).

Fiscal year No.: 124, beginning on July 1, 2013.

Legal address: Moreno 877, 22nd floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration with the Public Registry of Commerce of the By-laws: August 29, 1889.

Date of registration of last amendment: March 14, 2013.

Expiration of company charter: August 28, 2087.

Number of register with the Superintendence of Corporations: 801,047.

Capital stock: 1,260,140,508 common shares.

Subscribed, issued and paid up (in thousands of Ps.): 126,014.

Direct Majority Shareholder: IRSA Inversiones y Representaciones Sociedad Anónima (IRSA).

Legal Address: Bolívar 108, 1st floor, Autonomous City of Buenos Aires, Argentina.

Main activity: Real estate investment.

Controlling interest on the equity: 1,205,765,014 common shares.

Percentage of votes of the parent Company on the equity: 95.68%.

Type of stock	CAPITAL STATUS
	Authorized for Public Offer of Shares	Subscribed, Issued and Paid up (in thousands of Ps.)
Common stock with a face value of Ps. 1 per share and entitled to 1 vote each (*)	1,260,140,508	126,014

(*)     On December 18, 2012, the Superintendence of Corporations registered an amendment to the Company’s by-laws whereby it increased the face value of its shares from Ps. 0.1 to Ps. 1 each. This amendment, which was notified through the CNV, was registered under number 20,264 of Stock Companies Book 62 T°. The request for Transfer of Public Offering and Listing has been submitted and is still pending.

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of December 31, 2013 and June 30, 2013
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	12.31.2013	06.30.2013
ASSETS
Non-Current Assets
Investment properties	10	1,705,370	1,630,900
Property, plant and equipment	11	21,302	20,169
Trading properties	12	23,608	31,612
Intangible assets	13	22,221	22,438
Investments in associates and joint ventures	8,9	187,665	171,117
Deferred income tax assets	24	35,626	37,404
Income and minimum presumed tax credit		627	5,083
Trade and other receivables	16	84,081	75,910
Investments in financial assets	17	81,790	99,963
Total Non-Current Assets		2,162,290	2,094,596
Current Assets
Trading properties	12	13,828	6,991
Inventories	14	8,387	9,896
Derivative financial instruments	23	22,172	-
Trade and other receivables	16	641,410	550,563
Income tax credit		197	199
Investments in financial assets	17	280,106	169,174
Cash and cash equivalents	18	124,054	223,385
Total Current Assets		1,090,154	960,208
TOTAL ASSETS		3,252,444	3,054,804
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		126,014	126,014
Inflation adjustment of share capital		69,381	69,381
Share premium		444,226	444,226
Reserve for share-based compensation	32	15,830	6,607
Legal reserve		39,078	39,074
Reserve for new developments		-	3,302
Special reserve		15,802	15,802
Acquisition of additional interest in subsidiaries		(19,707)	(19,707)
Retained earnings		241,352	164,224
Total capital and reserves attributable to equity holders of the parent		931,976	848,923
Non-controlling interest		175,067	161,892
TOTAL SHAREHOLDERS' EQUITY		1,107,043	1,010,815
LIABILITIES
Non-Current Liabilities
Trade and other payables	19	195,086	190,170
Borrowings	22	922,682	834,814
Deferred income tax liabilities	24	100,755	101,942
Provisions	21	14,715	11,730
Total Non-Current Liabilities		1,233,238	1,138,656
Current Liabilities
Trade and other payables	19	455,253	437,637
Income and minimum presumed tax liabilities		83,437	77,796
Payroll and social security liabilities	20	23,165	26,041
Borrowings	22	343,864	356,028
Derivative financial instruments	23	-	1,732
Provisions	21	6,444	6,099
Total Current Liabilities		912,163	905,333
TOTAL LIABILITIES		2,145,401	2,043,989
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		3,252,444	3,054,804

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
for the six and three-month periods beginning on July 1st and October 1st, 2013 and 2012 and ended December 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

		Six months		Three months
	Note	12.31.13	12.31.12	12.31.13	12.31.12
Revenues	26	1,034,575	812,297	575,987	451,578
Costs	27	(450,210)	(370,970)	(250,198)	(205,083)
Gross Profit		584,365	441,327	325,789	246,495
General and administrative expenses	28	(50,977)	(37,138)	(25,726)	(22,180)
Selling expenses	28	(32,713)	(27,440)	(19,465)	(14,618)
Other operating expenses, net	30	(10,573)	(5,415)	(6,227)	(2,627)
Profit from Operations		490,102	371,334	274,371	207,070
Share of profit of associates and joint ventures	8,9	2,258	894	(339)	(618)
Profit from Operations Before Financing and Taxation		492,360	372,228	274,032	206,452
Finance income	31	46,200	21,478	24,614	13,315
Finance cost	31	(207,927)	(112,041)	(122,111)	(62,452)
Other financial results	31	65,368	(7,620)	36,210	(13,651)
Financial results, net		(96,359)	(98,183)	(61,287)	(62,788)
Profit Before Income Tax		396,001	274,045	212,745	143,664
Income tax expense	24	(138,983)	(98,289)	(73,887)	(35,889)
Profit for the period		257,018	175,756	138,858	107,775
Total Comprehensive Income for the period		257,018	175,756	138,858	107,775

Attributable to:
Equity holders of the parent		240,569	166,866	130,873	104,055
Non-controlling interest		16,449	8,890	7,985	3,720

Profit per share attributable to equity holders of the parent for the period:
Basic		0.19	0.13	0.10	0.08
Diluted		0.19	0.07	0.10	0.04

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Special reserve (1)	Acquisition of additional interest in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders' equity
Balance at June 30, 2013	126,014	69,381	444,226	6,607	39,074	3,302	15,802	(19,707)	164,224	848,923	161,892	1,010,815
Comprehensive income for the period	-	-	-	-	-	-	-	-	240,569	240,569	16,449	257,018
Advanced dividends distribution –Shareholders’ meeting as October 31, 2013	-	-	-	-	-	-	-	-	(167,522)	(167,522)	-	(167,522)
Distribution to legal reserve – Shareholders’ meeting as October 31, 2013	-	-	-	-	4	-	-	-	(4)	-	-	-
Reversal of reserve for new developments – Shareholders’ meeting as of October 31, 2013	-	-	-	-	-	(3,302)	-	-	3,302	-	-	-
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	783	783	-	783
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(3,274)	(3,274)
Reserve for share-based compensation (Note 32)	-	-	-	9,223	-	-	-	-	-	9,223	-	9,223
Balance at December 31, 2013	126,014	69,381	444,226	15,830	39,078	-	15,802	(19,707)	241,352	931,976	175,067	1,107,043

(1)	Related to CNV General Resolution No. 609/12. See Note 25.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements

.

. Eduardo S. Elsztain President

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Acquisition of additional interest in subsidiaries	Retained earnings	Subtotal	Non-controlling interest	Total shareholders' equity
Balance at June 30, 2012	125,989	84,621	536,300	2,138	39,074	-	(16,020)	51,774	823,876	148,647	972,523
Comprehensive income for the period	-	-	-	-	-	-	-	166,866	166,866	8,890	175,756
Dividends distribution – Shareholders’ meeting as of October 31, 2012	-	-	-	-	-	-	-	(140,000)	(140,000)	-	(140,000)
Constitution of reserve for new developments – Shareholders’ meeting as of October 31, 2012	-	-	-	-	-	3,302	-	(3,302)	-	-	-
Reallocation of retained earnings – Shareholders’ meeting as of October 31, 2012	-	(15,240)	(92,090)	-	-	-	-	107,330	-	-	-
Reimbursement of expired dividends	-	-	-	-	-	-	-	626	626	-	626
Reserve for share-based compensation (Note 32)	-	-	-	2,536	-	-	-	-	2,536	-	2,536
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	(7,895)	(7,895)
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	4,700	4,700
Balance at December 31, 2012	125,989	69,381	444,210	4,674	39,074	3,302	(16,020)	183,294	853,904	154,342	1,008,246

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements

. Eduardo S. Elsztain President

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the six-month periods ended December 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	12.31.2013	12.31.2012
Operating activities:
Cash generated from operations	18	586,541	435,184
Income tax paid		(128,379)	(121,414)
Net cash generated from operating activities		458,162	313,770

Investing activities:
Acquisition of associates	9	(13,057)	-
Acquisition of joint ventures		-	(32,000)
Capital contributions in joint ventures	8	(1,221)	(19,062)
Increase in investment properties	10	(132,323)	(86,546)
Acquisition of property, plant and equipment	11	(5,509)	(3,367)
Advance payments		(36,576)	(9,750)
Acquisition of intangible assets	13	(70)	(187)
Increase in financial assets		(695,911)	(467,925)
Decrease in financial assets		607,210	424,027
Collection of financial assets interests		5,700	5,970
Loans granted to related parties		(17,428)	(29,508)
Loans repayments received from associates and joint ventures		-	239
Net cash used in investing activities		(289,185)	(218,109)

Financing activities:
Capital contribution of non-controlling interest		-	4,700
Borrowings obtained		88,574	226,157
Borrowings obtained from related parties		50	-
Payment of seller financing of shares		(1,640)	(4,797)
Repayment of borrowings		(119,485)	(33,493)
Proceeds from derivative financial instruments		3,060	-
Payments of financial leasing		(758)	(558)
Acquisition of non-controlling interest		-	(3,584)
Dividends paid	25	(167,248)	(142,606)
Dividends paid to non-controlling interest		(7,443)	(5,000)
Interest paid		(68,441)	(32,813)
Net cash used in financing activities		(273,331)	8,006

Net (decrease) increase in cash and cash equivalents		(104,354)	103,667
Cash and cash equivalents at beginning of period	18	223,385	102,698
Foreign exchange loss on cash and cash equivalents		5,023	2,555
Cash and cash equivalents at end of period		124,054	208,920

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

1.	The Group´s business and general information

Alto Palermo S.A. (formerly Sociedad Anónima Mercado de Abasto Proveedor (SAMAP), and alternatively “Alto Palermo S.A.”, “APSA”, “we” or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and holds a predominant position within the argentine market. APSA was incorporated in 1889 under the name SAMAP and until 1984 we operated the major fresh foodstuff market in the Autonomous City of Buenos Aires. Our core asset was the historical building of Mercado de Abasto, which served as seat of the market from 1889 until 1984, when we interrupted a sizable part of its operations.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, we have been growing through a series of acquisitions and development projects that eventually led to a corporate reorganization giving rise to the current company name and organizational structure. Our main shareholder is IRSA. The Company’s stocks are traded in the Buenos Aires Stock Exchange and in USA’s NASDAQ.

As of the end of these financial statements, we operate and hold a majority interest in a portfolio of twelve shopping centers in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires Shopping), two in Buenos Aires province (Alto Avellaneda and Soleil) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza and Córdoba Shopping Villa Cabrera in the City of Córdoba). Additionally, La Ribera Shopping in the City of Santa Fe through a joint venture.

Furthermore, in December 2011, we started developing our “Arcos” project, located in the neighborhood of Palermo, Autonomous City of Buenos Aires and continued working on the development of a new shopping mall in the City of Neuquén.

APSA and its subsidiaries are hereinafter referred to jointly as "the Group".

These Unaudited Condensed Interim Consolidated Financial Statements have been approved by the Board of Directors to be issued on February 10, 2014.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements.

2.1	Basis of preparation

The Unaudited Condensed Interim Consolidated Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. Furthermore, some additional issues were included as required by the Business Companies Act and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling 622/13 of the CNV. Such information is included in the Notes to these Unaudited Condensed Interim Consolidated Financial Statements, as admitted by IFRS.

These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the annual consolidated financial statements of the Group as of June 30, 2013 prepared in accordance with International Financial Reporting Standards (IFRS). The Unaudited Condensed Interim Consolidated Financial Statements are presented in thousands of Argentine Pesos.

Unaudited Condensed Interim Consolidated Financial Statements corresponding to the six-month periods ended December 31, 2013 and 2012 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period. Results for the six-month periods ended December 31, 2013 and 2012 do not necessarily reflect proportionally the Group’s results for the complete fiscal years.

2.2.	Significant Accounting Policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied in the preparation of the information under IFRS as of June 30, 2013. Most significant accounting policies are described in Note 2 to the annual Consolidated Financial Statements.

2.3.	Use of estimates

The preparation of financial statements at a certain date requires the Group's Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Consolidated Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the annual consolidated financial statements for the year ended June 30, 2013, except for changes in accrued income tax, provision for legal claims, allowance for bad debts and accrued supplementary rental.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

2.4.	Comparative information

The comparative information as of December 31, 2012 and June 30, 2013 included in these financial statements arises from the financial statements as of such dates. Certain reclassifications of prior year information have been made to conform to the current period presentation.

3.	Seasonal effects on operations

The operations of the Group’s shopping centers are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and during the period of year-end festivals (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. As a consequence, a higher level of revenues is generally expected in the second half of the year rather than the first in shopping center operations.

4.	Acquisitions and disposals

Six-month period ended December 31, 2013

Subscription of shares of Avenida Inc. and Avenida Compras S.A.

On August 29, 2013, the Group, through Torodur S.A., subscribed 3,703,704 shares of Avenida Inc., a Company incorporated in Delaware, United States, and 23,077 shares of Avenida Compras S.A., a Company incorporated in Buenos Aires, Argentina, representing 26.09% and 2.10% of its outstanding capital, respectively. Additionally, Avenida Inc. owns 90.91% of Avenida Compras S.A., thus being the Group’s indirect interest in Avenida Compras of 25.81%. The amount of the transaction was Ps. 13.0 million, which has already been paid in full. The Group has a warrant to increase such equity interest up to 37.04% of the company.

Stock Purchase Option Agreement for Arcos del Gourmet S.A.

On September 16, 2013, APSA entered into an agreement with Messrs. Eduardo Giana, Pablo Bossi and Patricio Tobal (non-controlling shareholders of Arcos del Gourmet S.A.), whereby the latter grant to APSA an exclusive and irrevocable option to purchase 10% of the equity interest of Arcos del Gourmet S.A., which can be executed up to December 31, 2018. In the event the option is exercised, APSA should pay the amount of US$ 8.0 million.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

4.	Acquisitions and disposals (Continued)

Furthermore, in the mentioned agreement a fixed amount of Ps. 2 million was arranged, which was cancelled, and a variable amount payable monthly, which results from applying 4.5% on the amounts accrued in each previous calendar month for rental and right of admission, net of certain expenses, during 5 years from the opening of the shopping mall, in relation to the assignment of rights to earn dividends of Arcos during such period.

5.	Financial Risk Management and fair value estimates

5.1.	Financial risk

The group´s diverse activities are exposed to a variety of financial risk: market risk (including foreing currency risk, interest rate risk and price risk) credit risk, liquidity risk and capital risk.

These Unaudited Condensed Interim Financial Statements do not include all the information and disclosures corresponding to financial risk management, consequently should be read together with the annual consolidated financial statements as of June 30, 2013. There have been no changes in the risk management or risk management policies applied by the Group since the end of the year. See Note 38 for the effect of subsequent events.

5.2.	Fair value estimates

Since June 30, 2013 up to December 31, 2013 there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost).

See Note 38 for the effect of subsequent events.

Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Company's financial instruments.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment reporting

The operating income from the joint businesses Nuevo Puerto Santa Fe S.A. (“NPSF”) and Quality Invest S.A. are reported under the proportional consolidation method. Under this method, the income/loss generated by joint businesses is reported in the income statement line-by-line, rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return, because the assets and income/loss generated by consolidated operations are similar to the assets and income/loss booked under the equity method. This is due to the fact that under the proportional consolidation method, revenues and expenses are reported separately, instead of offsetting and reporting them as a single item in the income statement. Therefore, the proportional consolidation method is used by the CODM to assess and understand the return and the results of operations of these businesses as a whole.

The following tables present the business segments corresponding to urban properties and investments, the Group´s main activity:

	Six months ended December 31, 2013
	Urban properties			Investments	Total urban properties and investment
	Shopping Center Properties	Offices and others	Sales and developments	Financial operations and others
Revenues	1,013,388	14,986	16,445	334	1,045,153
Costs	(444,052)	(7,991)	(4,118)	(171)	(456,332)
Gross Profit	569,336	6,995	12,327	163	588,821
General and administrative expenses	(51,026)	(73)	-	(55)	(51,154)
Selling expenses	(32,232)	(304)	(1,371)	317	(33,590)
Other operating results, net	(12,227)	-	-	54	(12,173)
Profit from Operations	473,851	6,618	10,956	479	491,904
Share of profit of associates and joint ventures	-	2,841	-	(1,729)	1,112
Segment Profit (Loss) Before Financing and Taxation	473,851	9,459	10,956	(1,250)	493,016

Investment properties	1,659,881	115,308	35,246	-	1,810,435
Property, plant and equipment	17,936	3,476	-	-	21,412
Trading properties	-	-	37,436	-	37,436
Goodwill	1,829	3,911	-	-	5,740
Inventories	8,557	-	-	-	8,557
Investments in associates	-	26,936	-	50,468	77,404
Total segment assets	1,688,204	149,631	72,682	50,468	1,960,985

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment reporting (Continued)

	Six months ended December 31, 2012
	Urban properties			Investments
	Shopping Center Properties	Offices	Sales and developments	Financial Operations and others	Total urban properties and investment
Revenues	802,914	13,735	4,260	1,318	822,227
Costs	(366,759)	(6,608)	(2,055)	(477)	(375,899)
Gross Profit	436,155	7,127	2,205	841	446,328
General and administrative expenses	(37,398)	(105)	-	(147)	(37,650)
Selling expenses	(25,752)	(712)	(923)	(638)	(28,025)
Other operating results, net	(7,616)	-	-	1,931	(5,685)
Profit from Operations	365,389	6,310	1,282	1,987	374,968
Share of profit of associates	-	-	-	995	995
Segment profit Before Financing and Taxation	365,389	6,310	1,282	2,982	375,963

Investment properties	1,542,808	109,886	34,872	-	1,687,566
Property, plant and equipment	14,186	3,274	-	-	17,460
Trading properties	-	-	38,589	-	38,589
Goodwill	1,830	3,911	-	-	5,741
Inventories	9,733	-	-	-	9,733
Investments in associates	-	32,000	-	37,595	69,595
Total segment assets	1,568,557	149,071	73,461	37,595	1,828,684

The following tables present reconciliation between the total results of segment operations as shown in the column “Urban properties and investments” as of December 31, 2013 and 2012, and the results of operations as per the statement of comprehensive income. The adjustments relate to the presentation of the results of operations of joint ventures on an equity-accounted basis for IFRS income statement purposes.

	Six months ended December 31, 2013
	Total Segment reporting	Adjustment for share of profit/ (loss) of joint ventures	As per Statement of Income
Revenues	1,045,153	(10,578)	1,034,575
Costs	(456,332)	6,122	(450,210)
Gross Profit	588,821	(4,456)	584,365
General and administrative expenses	(51,154)	177	(50,977)
Selling expenses	(33,590)	877	(32,713)
Other operating results, net	(12,173)	1,600	(10,573)
Profit from Operations	491,904	(1,802)	490,102
Share of profit of associates and joint ventures	1,112	1,146	2,258
Segment profit Before Financing and Taxation	493,016	(656)	492,360

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment reporting (Continued)

	Six months ended December 31, 2012
	Total Segment reporting	Adjustment for share of profit/ (loss) of joint ventures	As per Statement of Income
Revenues	822,227	(9,930)	812,297
Costs	(375,899)	4,929	(370,970)
Gross Profit	446,328	(5,001)	441,327
General and administrative expenses	(37,650)	512	(37,138)
Selling expenses	(28,025)	585	(27,440)
Other operating results, net	(5,685)	270	(5,415)
Profit from Operations	374,968	(3,634)	371,334
Share of profit of associates	995	(101)	894
Segment profit Before Financing and Taxation	375,963	(3,735)	372,228

Total segment assets are allocated based on the operations of the segment and the physical location of the asset. In line with the discussion above, segment assets include the proportionate share of the assets of joint ventures. The statement of financial position under IFRS shows the net investment in these joint ventures as a single item.

December 31, 2013
Total reportable assets as per Segment Information	1,960,985
Investment properties	(105,065)
Property, plant and equipment	(110)
Goodwill	(5,234)
Inventories	(170)
Investments in associates and joint ventures	110,237
Total assets as per the Statement of Financial Position	1,960,643

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

7.	Information about principal subsidiaries

The Group conducts its business through several operating and holding subsidiaries. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group.

Summarized statement of financial position

	Panamerican Mall S.A. (PAMSA)
	December 31, 2013	June 30, 2013
ASSETS
Total Non-current assets	594,389	623,809
Total Current assets	273,975	191,911
TOTAL ASSETS	868,364	815,720
LIABILITIES
Total Non-current liabilities	19,624	23,239
Total Current liabilities	63,786	58,681
TOTAL LIABILITIES	83,410	81,920
NET ASSETS	784,954	733,800

Summarized statement of comprehensive income

	PAMSA
	December 31, 2013	December 31, 2012
Revenues	126,182	103,115
Profit before income tax	79,337	46,334
Income tax expense	(28,318)	(16,905)
Profit for the period	51,019	29,429
Total Comprehensive Income for the period	51,019	29,429
Profit attributable to non-controlling interest	10,204	5,886
Dividends paid to non-controlling interest	-	5,000

Summarized Statements of Cash Flows

	PAMSA
	December 31, 2013	December 31, 2012
Net cash generated from operating activities	71,410	56,027
Net cash used in investing activities	(69,708)	(40,365)
Net cash used in financing activities	(4,404)	(25,133)
Net decrease in cash and cash equivalents	(2,702)	(9,471)
Cash and cash equivalents at beginning of the year	11,416	29,885
Foreign exchange gain on cash and cash equivalents	617	818
Cash and cash equivalents at end of the year	9,331	21,232

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

7.	Information about principal subsidiaries (Continued)

The information above is the amount before inter-company eliminations.

8.	Interests in joint ventures

As of December 31 and June 30, 2013, the Groups' joint ventures were Quality Invest S.A., NPSF and Entertainment Holding S.A. (“EHSA”). The shares in these joint ventures are not publicly traded.

On November 29, 2012, the Company acquired shares of common stock, representing 50% of the capital stock and votes of EHSA for an amount of Ps. 21.2 million. The fair value of the net assets acquired determined as of the purchase date amounted to Ps. 5.4 million. Therefore, the Group recognized goodwill of Ps. 26.6 million.

On September 25, 2013, Sociedad Rural Argentina (SRA), La Rural de Palermo S.A. (LRPSA), Boulevard Norte S.A. (BNSA), Ogden Argentina S.A. (OASA), EHSA, ENUSA and La Rural S.A. (LRSA) executed a joint venture agreement and a shareholder’s agreement mostly amending certain provisions set forth in prior agreements. The Company is now in the process of assessing any potential effect on the preliminary allocation of the purchase price of said acquisition.

Changes in the Group’s investments in joint ventures for the six-month period ended December 31, 2013 and for the year ended June 30, 2013 was as follows:

	December 31, 2013	June 30, 2013
Beginning of the period / year	131,977	77,855
Acquisition of joint ventures	(12)	25,899
Capital contribution	1,221	32,615
Dividends paid	-	(1,250)
Share of profit / (loss), net (1)	3,987	(3,142)
End of the period / year (1)	137,173	131,977

(1) Includes (Ps. 24) as of December 31, 2013, related to the interest in ENUSA. See Note 21.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

9.	Interests in associates

As of June 30, 2013, the investment in associates of the Group was Tarshop S.A.

During the present period the Group has acquired shares in associates Avenida Inc. and Avenida Compras S.A. (see Note 4). Consequently, as of December 31, 2013 the investments in associates are Tarshop S.A., Avenida Inc. and Avenida Compras S.A.

Changes in the Group’s investment in associates for the six-month period ended December 31, 2013 and for the year ended June 30, 2013 was as follows:

	December 31, 2013	June 30, 2013
Beginning of the period / year	39,140	36,600
Acquisition of associates (1)	13,057	-
Share of profit, net	(1,729)	2,540
End of the period / year	50,468	39,140

(1) See Note 4.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

10.	Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2013 and for the year ended June 30, 2013 was as follows:

	Shopping Centers portfolio	Office and other rental properties portfolio	Undeveloped parcels of land	Properties under development	Total
At July 1, 2012
Costs	2,349,739	146,899	80,096	44,526	2,621,260
Accumulated depreciation	(1,052,086)	(15,380)	-	-	(1,067,466)
Net book amount	1,297,653	131,519	80,096	44,526	1,553,794
Year ended June 30, 2013
Opening net book amount	1,297,653	131,519	80,096	44,526	1,553,794
Additions	47,646	5,690	1,763	144,189	199,288
Transfers	(86)	86	-	-	-
Sales	-	(97)	-	-	(97)
Disposals of unused assets	(65)	-	-	-	(65)
Depreciation charge	(116,772)	(5,248)	-	-	(122,020)
Closing net book amount	1,228,376	131,950	81,859	188,715	1,630,900
At June 30, 2013
Costs	2,397,234	152,578	81,859	188,715	2,820,386
Accumulated depreciation	(1,168,858)	(20,628)	-	-	(1,189,486)
Net book amount	1,228,376	131,950	81,859	188,715	1,630,900
Period ended December 31, 2013
Opening net book amount	1,228,376	131,950	81,859	188,715	1,630,900
Additions	13,420	6,332	111	112,460	132,323
Depreciation charge (i)	(55,004)	(2,849)	-	-	(57,853)
Closing net book amount	1,186,792	135,433	81,970	301,175	1,705,370
At December 31, 2013
Costs	2,410,654	158,910	81,970	301,175	2,952,709
Accumulated depreciation	(1,223,862)	(23,477)	-	-	(1,247,339)
Net book amount	1,186,792	135,433	81,970	301,175	1,705,370

(i)	As of December 31, 2013, depreciation charges were included in “Costs” in the Unaudited Statements of Comprehensive Income (Note 28).

The following amounts have been recognized in the unaudited statement of income:

	December 31, 2013	December 31, 2012
Rental and service income	1,017,796	806,719
Costs of property operations	(445,921)	(368,438)

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

10.	Investment properties (Continued)

Properties under development mainly comprise works in Shopping Neuquén S.A. and Arcos del Gourmet S.A.. As of December 31, 2013 and June 30, 2013 the amount of works in Shopping Neuquén S.A. amounted to Ps. 74,944 and Ps. 43,138, respectively. The works in Arcos del Gourmet S.A. as of December 31, 2013 and June 30, 2013 amounted to Ps. 216,967 and Ps. 136,313, respectively.
As of December 31, 2013 contractual obligations mainly correspond to constructions related with both projects. Shopping Neuquén S.A. contractual obligations amounted to Ps. 205 million and is estimated that the project will be completed on September 2014. Arcos del Gourmet S.A. contractual obligations amounted to Ps. 234 million. On December 10, 2013, the Judicial Branch confirmed an injunction order that suspends the opening of the shopping center on the grounds that it does not have certain governmental permits. Even though the construction has all regulatory permits in place, the Company is carrying out specific actions, has challenged the ruling, and has requested that the injunction be lifted and has reasonable expectations of a favorable result.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

11.	Property, plant and equipment

Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2013 and for the year ended June 30, 2013 was as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total
At July 1, 2012
Costs	11,906	16,571	61,023	291	56	89,847
Accumulated depreciation.	(8,661)	(6,882)	(56,535)	(284)	-	(72,362)
Net book amount	3,245	9,689	4,488	7	56	17,485
Year ended June 30, 2013
Opening net book amount	3,245	9,689	4,488	7	56	17,485
Additions	415	529	8,899	-	-	9,843
Transfers	-	(6,186)	6,186	-	-	-
Disposals	-	-	(3)	-	-	(3)
Depreciation charge	(776)	(690)	(5,683)	(7)	-	(7,156)
Closing net book amount	2,884	3,342	13,887	-	56	20,169
At June 30, 2013
Costs	12,321	10,914	76,105	291	56	99,687
Accumulated depreciation	(9,437)	(7,572)	(62,218)	(291)	-	(79,518)
Net book amount	2,884	3,342	13,887	-	56	20,169
Period ended December 31, 2013
Opening net book amount	2,884	3,342	13,887	-	56	20,169
Additions	1,156	535	3,818	-	-	5,509
Disposals	-	-	(36)	-	-	(36)
Depreciation charge (i)	(576)	(370)	(3,394)	-	-	(4,340)
Closing net book amount	3,464	3,507	14,275	-	56	21,302
At December 31, 2013
Costs	13,477	11,449	79,887	291	56	105,160
Accumulated depreciation	(10,013)	(7,942)	(65,612)	(291)	-	(83,858)
Net book amount	3,464	3,507	14,275	-	56	21,302

(i)
As of December 31, 2013, depreciation charges were included in “Costs” for Ps. 3,891, in “General and administrative expenses” for Ps. 414 and in “Selling expenses“ for Ps. 35, in the Unaudited Statement of Comprehensive Income (Note 28).

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

12.	Trading properties

Changes in the Group’s trading property for the six-month period ended December 31, 2013 and for the year ended June 30, 2013 was as follows:

	Completed properties	Properties under development	Undeveloped sites	Total
At July 1, 2012	2,363	30,959	6,024	39,346
Additions	19	-	-	19
Disposals / Sales (i)	(762)	-	-	(762)
At June 30, 2013	1,620	30,959	6,024	38,603
Additions	1,400	-	-	1,400
Transfers (ii)	7,351	(7,351)	-	-
Disposals / Sales (i)	(2,567)	-	-	(2,567)
At December 31, 2013	7,804	23,608	6,024	37,436

(i)	Corresponds to the sale of housing units (apartments and parking spaces) of Torres Rosario.
(ii) See Note 37.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

13.	Intangible assets

Changes in the Group’s intangible assets for the six-month period ended December 31, 2013 and for the year ended June 30, 2013 was as follows:

	Goodwill	Computer Software	Rights of use (ii)	Others	Total
At July 1, 2012
Costs	506	14,163	20,873	907	36,449
Accumulated depreciation	-	(13,256)	-	(692)	(13,948)
Net book amount	506	907	20,873	215	22,501
Year ended June 30, 2013
Opening net book amount	506	907	20,873	215	22,501
Additions	-	567	-	-	567
Amortization charge	-	(548)	-	(82)	(630)
Closing net book amount	506	926	20,873	133	22,438
At June 30, 2013
Costs	506	14,730	20,873	907	37,016
Accumulated depreciation	-	(13,804)	-	(774)	(14,578)
Net book amount	506	926	20,873	133	22,438
Period ended December 31, 2013
Opening net book amount	506	926	20,873	133	22,438
Additions	-	70	-	-	70
Amortization charge (i)	-	(247)	-	(40)	(287)
Closing net book amount	506	749	20,873	93	22,221
At December 31, 2013
Costs	506	14,800	20,873	907	37,086
Accumulated depreciation	-	(14,051)	-	(814)	(14,865)
Net book amount	506	749	20,873	93	22,221

(i)	As of December 31, 2013, amortization charge is included in “Costs” in the Unaudited Statements of Comprehensive Income (Note 28). There are no impairment charges for any of the reported years.
(ii)	Correspond to the project Arcos del Gourmet which has not been amortized yet because it is still in the development stage.

14.	Inventories

Company’s inventories as of December 31, 2013 and June 30, 2013 were as follows:

	December 31, 2013	June 30, 2013
Current
Materials and others items of inventories	8,387	9,896
Total inventories	8,387	9,896

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.	Financial instruments by category

Determination of fair values

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

In the case of Level 1, valuation is based on quoted prices in active markets for identical financial assets or liabilities that the Group can refer to year-end. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds and mortgage bonds for which quoted prices in active markets are available. In the case of shares, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. The financial instruments the Group has allocated to this level comprise derivative financial instruments.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. As of December 31, 2013, the company has determined that Arcos del Gourmet S.A.’s stock option is a Level 3 financial instrument, with a fair value of zero at the end of the period.

The Group’s Finance Division has a team in place in charge of estimating valuation of financial assets required to be reported in the financial statements, including the fair value of Level 3 instruments. The team directly reports to the Chief Financial Officer (CFO). The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports. According to the Group’s policy, transfers among the several categories of valuation tiers are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer. Since June 30, 2013, there have been no transfers between the several tiers used in estimating the fair value of the Group’s financial instruments.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.           Financial instruments by category (Continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of December 31, 2013 and June 30, 2013 and their allocation to the different levels of the fair value hierarchy:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	64,790	-	-	64,790
- Don Mario SGR	12,777	-	-	12,777
- Mutual funds	12,099	-	-	12,099
- Government bonds	177,854	-	-	177,854
- Bonds issued by Banco Macro	1,141	-	-	1,141
- Non-convertible notes related parties	71,645	-	-	71,645
- Derivative financial instruments	-	22,172	-	22,172
Total assets	340,306	22,172	-	362,478

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	56,775	-	-	56,775
- Don Mario SGR	11,691	-	-	11,691
- Mutual funds	55,915	-	-	55,915
- Bonds issued by Banco Hipotecario	5,136	-	-	5,136
- Government bonds	91,708	-	-	91,708
- Bonds issued by Banco Macro	781	-	-	781
- Mortgage bonds	540	-	-	540
Total assets	222,546	-	-	222,546

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments	-	1,732	-	1,732
Total liabilities	-	1,732	-	1,732

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Foreign-currency contracts	Present value method	Theoretical price	Money market curve; Interest curve. Foreign exchange curve.
Interest rate swaps	Cash flows	-	Interest rate futures
Arcos del Gourmet S.A. purchase option	Cash flows	-	Projected revenues and discount rate

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

16.	Trade and other receivables

The following table shows the amounts of trade and other receivables as of December 31, 2013 and June 30, 2013:

	December 31, 2013	June 30, 2013
Non-current
Leases and services receivables	53,234	51,804
Properties sales receivables	2,539	3,007
Consumer financing receivables	-	214
Less: provision for impairment of trade receivables	(2,208)	(2,266)
Total Non-current trade receivables	53,565	52,759
Prepayments	9,401	5,210
VAT receivables	17,866	17,848
Others	2,019	93
Loans	1,230	-
Total Non-current other receivables	30,516	23,151
Total Non-current trade and other receivables	84,081	75,910
Current
Leases and services receivables	278,040	231,399
Deferred checks received	124,099	146,717
Properties sales receivables	4,153	484
Consumer financing receivables	15,047	15,735
Debtors under legal proceedings	45,146	43,844
Less: Provision for impairment of trade receivables	(68,586)	(70,988)
Total Current trade receivables	397,899	367,191
Prepayments	24,427	39,807
VAT receivables	3,488	16,790
Loans	7,262	5,258
Other tax receivables	4,354	6,052
Advance payments	73,115	36,539
Others	8,716	7,810
Less: provision for impairment of trade receivables	(175)	(175)
Total Current other receivables	121,187	112,081
Related parties (Note 33)	122,324	71,291
Total Current trade and other receivables	641,410	550,563
Total trade and other receivables	725,491	626,473

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

16.	Trade and other receivables (Continued)

Movements on the Group’s provision for impairment of trade receivables are as follows:

	December 31, 2013	June 30, 2013
Beginning of the period / year	73,429	62,139
Additions (Note 28)	3,482	17,301
Unused amounts reversed (Note 28)	(3,754)	(4,344)
Receivables written off	-	(235)
Used during the period / year	(2,188)	(1,432)
End of the period / year	70,969	73,429

The creation and release of provision for impaired receivables has been included in “Selling expenses” in the statement of income (Note 28). Amounts charged to the provision account are generally written off, when there is no expectation of recovering additional cash.

17.	Investments in financial assets

The following table shows the amounts of investments in financial assets as of December 31, 2013 and June 30, 2013:

	December 31, 2013	June 30, 2013
Non-current
Financial assets at fair value through profit or loss
Investment in equity securities in TGLT	64,790	56,775
Don Mario SGR	10,000	10,060
Financial assets at amortized cost
Non-convertible notes (Note 33)	7,000	33,128
Total Non-current	81,790	99,963
Current
Financial assets at fair value through profit or loss
Mutual funds	9,739	51,518
Non-convertible notes related parties (Note 33)	71,645	5,136
Bonds issued by Banco Macro	1,141	781
Mortgage bonds (Note 33)	-	540
Don Mario SGR	2,777	1,631
Government bonds	177,854	91,708
Financial assets at amortized cost
Non-convertible notes related parties (Note 33)	16,950	17,860
Total Current	280,106	169,174
Total investments in financial assets	361,896	269,137

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

18.	Cash and cash equivalents information

The following table shows the amounts of cash and cash equivalents as of December 31, 2013 and June 30, 2013:

	December 31, 2013	June 30, 2013
Cash at bank and on hand	106,889	152,595
Time deposits in local currency	14,805	66,393
Mutual funds	2,360	4,397
Total cash and cash equivalents	124,054	223,385

Following is a detailed description of cash flows generated by the Group’s operations for the six-month periods ended December 31, 2013 and 2012.

	Note	December 31, 2013	December 31, 2012
Profit for the period		257,018	175,756
Adjustments for:
Income tax expense	24	138,983	98,289
Depreciation and amortization	28	62,480	64,855
Disposal of unused properties, plant and equipment	11	36	-
Loss from purchase of companies	8	12	-
Gain from disposal of trading properties	12	(13,878)	(3,498)
Provision for directors’ fees		14,349	20,760
Long-term incentive program reserve	32	9,223	2,536
Gain from derivative financial instruments	31	(26,964)	-
Changes in fair value of financial assets through profit or loss	31	(38,404)	6,458
Financial results, net		197,073	89,116
Doubtful accounts, net	28	(272)	2,652
Provisions, net	21	3,921	3,508
Share of profit of associates and joint ventures	8 and 9	(2,258)	(894)
Unrealized foreign exchange loss		(5,023)	(2,555)
Changes in operating assets and liabilities:
Decrease in inventories	14	1,509	719
Decrease in trading properties	12	15,045	4,255
Increase in trade and other receivables	16	(35,566)	(63,565)
Increase in trade and other payables	19	12,748	43,299
Decrease in payroll and social security liabilities	20	(2,876)	(6,382)
Uses in provisions	21	(615)	(125)
Net cash generated from operating activities before income tax paid		586,541	435,184

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

18.           Cash and cash equivalents information (Continued)

	December 31, 2013	December 31, 2012
Non-cash activities:
Decrease in trade and other payables through an increase in shareholders’ equity	783	626
Increase in trade and other receivables through a decrease in investments in financial assets	16,825	-
Dividends not yet paid	2,165	-

19.	Trade and other payables

The following table shows the amounts of trade and other payables as of December 31, 2013 and June 30, 2013:

	December 31, 2013	June 30, 2013
Non-current
Rent and service payments received in advance	54,832	51,274
Admission rights	114,666	112,655
Guarantee deposits	2,317	1,999
Total Non-current trade payables	171,815	165,928
Tax payment plans	14,526	15,593
Deferred income	8,505	8,637
Total Non-current other payables	23,031	24,230
Related parties (Note 33)	240	12
Total Non-current trade and other payables	195,086	190,170
Current
Trade payables	27,232	25,183
Accrued invoices	74,869	56,681
Customer advances	29,876	32,174
Rent and service payments received in advance	119,387	121,652
Admission rights	105,459	98,656
Guarantee deposits	1,482	1,173
Total Current trade payables	358,305	335,519
VAT payables	17,394	15,630
Withholdings payable	22,558	14,036
Other tax payables	5,811	4,869
Other income to be accrued	266	266
Tax payment plans	3,562	3,840
Dividends	3,884	8,562
Others	1,415	950
Total Current other payables	54,890	48,153
Related parties (Note 33)	42,058	53,965
Total Current trade and other payables	455,253	437,637
Total trade and other payables	650,339	627,807

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

20.	Payroll and social security liabilities

The following table shows the amounts of payroll and social security liabilities as of December 31 and June 30, 2013:

	December 31, 2013	June 30, 2013
Current
Provision for vacation, bonuses and others	15,765	18,578
Social security payable	6,969	7,452
Others	431	11
Total payroll and social security liabilities	23,165	26,041

21.	Provisions

The following table shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Investments in joint ventures (*)	Total
At June 30, 2013	17,829	-	17,829
Increases (Note 30)	6,972	24	6,996
Decreases (Note 30)	(3,051)	-	(3,051)
Used during the period	(615)	-	(615)
At December 31, 2013	21,135	24	21,159

(*)           Correspond to equity interests in joint ventures with negative equity.

Breakdown of current and non-current provisions is as follows:

	December 31, 2013	June 30, 2013
Non-current	14,715	11,730
Current	6,444	6,099
	21,159	17,829

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

22.	Borrowings

						Book value
	Secured/ unsecured	Currency	Rate	Effective interest rate %	Principal nominal value	December 31, 2013	June 30, 2013
Non-current
APSA ON Series I due 2017 (Note 33)	Unsecured	USD	Fixed	7.875%	110,000	716,211	589,468
Seller financing Soleil Factory (i)	Secured	USD	Fixed	5%	12,610	61,972	49,327
Syndicated loans (iii)	Unsecured	Ps.	Fixed	(iii)	215,890	125,539	175,604
Finance leases	Secured	USD	Fixed	7.50%	373	995	1,252
Bank loans (vi)	Unsecured	Ps.	Fixed	15.25%	5,932	5,157	-
Banco Provincia de Buenos Aires loan (iv)	Unsecured	Ps.	Fixed	15.01%	25,778	12,808	19,163
Non-current borrowings						922,682	834,814
Current
APSA ON Series I due 2017 (Note 33)	Unsecured	USD	Fixed	7.875%	110,000	4,613	5,499
Seller financing Soleil Factory (i)	Secured	USD	Fixed	5%	12,610	2,073	3,397
Seller financing - Arcos del Gourmet S.A. (ii)	Unsecured	USD	Fixed	11.69%	-	-	11,408
Banco Provincia de Buenos Aires loan (iv)	Unsecured	Ps.	Fixed	15.01%	25,778	12,884	9,625
Syndicated loans (iii)	Unsecured	Ps.	Fixed	(iii)	215,890	89,135	51,005
Bank loans (vi)	Unsecured	Ps.	Fixed	15.25%	5,932	646	-
Bank overdrafts (v)	Unsecured	Ps.	Floating	(v)	-	233,182	273,956
Finance leases	Secured	USD	Fixed	7.50%	373	1,269	1,138
Current borrowings						343,802	356,028
Related parties (Note 33)						62	-
Total current borrowings						343,864	356,028
Total borrowings						1,266,546	1,190,842

(i)	Seller financing Soleil Factory (investment property) = Mortgage financing of US$ 20.7 million with a fixed 5% interest rate due in June 2017.
(ii)	Seller financing Arcos del Gourmet S.A. (intangible assets).
(iii)
On November 16, 2012, the Company subscribed a syndicated loan for Ps. 118,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at a rate of 15.01%. On June 12, 2013 the Company subscribes a new syndicated loan for Ps. 111,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.25%. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario (Note 33).

(iv)	On December 12, 2012, the Company subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal will be repaid in 9 quarterly consecutive installments starting in December 2013.
(v)	Granted by diverse financial institutions. They accrue interest rates ranging from 23% to 35% annually, and are due within a maximum term of 3 months from the closing date of each fiscal year.
(vi)	On December 23, 2013, the Company subscribed a loan with Banco Citibank N.A. for Ps. 5.9 million. Principal will be repaid in 9 quarterly consecutive installments starting in December 2014.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

23.	Derivative financial instruments

The following table shows the derivative financial instruments as of December 31, 2013 and June 30, 2013:

	December 31, 2013	June 30, 2013
Current
Foreign-currency contracts (Note 33)	22,150	-
Interest rate swaps	22	-
Total current derivative financial instruments	22,172	-
Total derivative financial instruments	22,172	-

Liabilities
Current
Foreign-currency contracts	-	1,732
Total current derivative financial instruments	-	1,732
Total derivative financial instruments	-	1,732

24.	Current and deferred income tax

The details of the provision for the Group’s income tax as of December 31, 2013 and 2012 are as follows:

	December 31, 2013	December 31, 2012
Current income tax	138,392	97,251
Deferred income tax	591	1,038
Income tax expense	138,983	98,289

The statutory tax rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Uruguay	25%

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.	Current and deferred income tax (Continued)

Deferred income tax (broken down into assets and liabilities) during the period ended December 31, 2013 and the fiscal year ended June 30, 2013 is the following:

Deferred income tax assets	Tax loss carry-forwards	Trade and other payables	Others	Trading properties	Total
At June 30, 2013	22,978	93,273	14,482	7,164	137,897
Charged / (credited) to the statement of income	(2,976)	5,898	297	(148)	3,071
At December 31, 2013	20,002	99,171	14,779	7,016	140,968

Deferred income tax liabilities	Investment properties	Trade and other receivables	Others	Investments	Total
At June 30, 2013	(103,489)	(44,521)	(3,765)	(50,660)	(202,435)
Charged / (credited) to the statement of income	(6,869)	(779)	32	3,954	(3,662)
At December 31, 2013	(110,358)	(45,300)	(3,733)	(46,706)	(206,097)

The Group did not recognize deferred income tax assets of Ps. 3,378 and Ps. 2,717 as of December 31 and June 30, 2013, respectively, related to certain businesses which are still in their development stage. Although management estimates that, once operational, the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s limited operating history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

Below there is a reconciliation between income tax recognized and that which would result applying the prevailing tax rate on the Profit Before Income Tax for the six-month periods ended December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
Tax calculated at the tax rates applicable to profits in the respective countries	138,600	95,916
Tax effects of:
Non-deductible items	1,074	617
Unrecognized tax losses	658	1,435
Share of profit of associates and joint ventures	(790)	(313)
Minimum presumed income tax (MPIT) recognized in profit or loss	5	4
Others	(564)	630
Income tax expense	138,983	98,289

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

25.	Equity

Special reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

Dividends paid in the period

The dividends paid during the period ended December 31, 2013 pertaining to distributions authorized for fiscal year amounted to Ps. 167,248.

26.	Revenues

For the six-month periods ended December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
Base rent	359,509	281,040
Contingent rent	178,732	142,900
Admission rights	60,046	51,291
Parking fees	40,017	30,792
Averaging of scheduled rent escalation	10,535	11,164
Letting fees	16,825	13,053
Management fees	10,964	8,621
Expenses and collective promotion fund	339,226	266,238
Others	1,942	1,620
Total rental and service income	1,017,796	806,719
Sale of trading properties	16,445	4,260
Total sale of properties	16,445	4,260
Other revenues from consumer financing	334	1,318
Total other revenues from consumer financing	334	1,318
Total Group revenue	1,034,575	812,297

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

27.	Costs

For the six-month periods ended December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
Service charge expense and other operating costs	445,921	368,438
Total cost of property operations	445,921	368,438
Cost of sale of trading properties	4,118	2,055
Total cost of trading properties	4,118	2,055
Other costs from consumer financing	171	477
Total other costs from consumer financing	171	477
Total Group costs	450,210	370,970

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

28.	Expenses by nature

For the six-month period ended December 31, 2013:

	Costs
	Charges for services and other operating cost	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses	136,780	-	-	12,351	2,246	151,377
Maintenance, security, cleaning, repairs and others	96,451	966	-	565	69	98,051
Depreciation and amortization	62,031	-	-	414	35	62,480
Advertising and other selling expenses	94,259	-	-	-	2,065	96,324
Taxes, rates and contributions	30,865	127	-	56	22,736	53,784
Directors’ fees	-	-	-	27,778	-	27,778
Fees and payments for services	12,618	-	169	7,017	5,717	25,521
Leases and expenses	6,550	458	-	816	58	7,882
Cost of sale of properties	-	2,567	-	-	-	2,567
Impairment of receivables (charge and recovery)	-	-	-	-	(272)	(272)
Other expenses	6,367	-	2	1,980	59	8,408
Total expenses by nature	445,921	4,118	171	50,977	32,713	533,900

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

28.	Expenses by nature (Continued)

For the six-month period ended December 31, 2012:

	Costs
	Charges for services and other operating cost	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses	106,714	221	3	3,417	2,675	113,030
Maintenance, security, cleaning, repairs and others	83,240	616	29	380	69	84,334
Depreciation and amortization	64,448	-	-	349	58	64,855
Advertising and other selling expenses	71,813	-	-	-	3,068	74,881
Taxes, rates and contributions	23,383	95	-	80	18,170	41,728
Directors’ fees	-	-	-	23,022	-	23,022
Fees and payments for services	9,842	1	440	7,930	605	18,818
Leases and expenses	4,871	358	-	414	102	5,745
Cost of sale of properties	-	762	-	-	-	762
Impairment of receivables (charge and recovery)	-	-	-	-	2,652	2,652
Other expenses	4,127	2	5	1,546	41	5,721
Total expenses by nature	368,438	2,055	477	37,138	27,440	435,548

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Employee costs

For the six-month periods ended December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
Salaries, bonuses and social security costs	142,154	110,494
Shared-based compensation (Note 32)	9,223	2,536
Employee costs	151,377	113,030

30.	Other operating results, net

For the six-month periods ended December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
Lawsuits (Note 21)	(3,921)	(3,508)
Donations	(7,167)	(3,890)
Others	515	1,983
Total Other operating results, net	(10,573)	(5,415)

31.	Financial results, net

For the six-month periods ended December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
Finance income:
- Interest income	30,345	12,353
- Foreign exchange	15,855	9,083
- Gain from repurchase of Non-Convertible Notes	-	42
Finance income	46,200	21,478
Finance costs:
- Interest expense	(66,714)	(36,773)
- Foreign exchange	(140,399)	(63,739)
- Other finance costs	(15,471)	(14,250)
Subtotal financial costs	(222,584)	(114,762)
Less: Capitalized finance costs	14,657	2,721
Finance costs	(207,927)	(112,041)
Other financial results:
- Fair value gains of financial assets at fair value through profit or loss	38,404	(6,458)
- Gain / (loss) from derivative financial instruments	26,964	(1,162)
Other financial results	65,368	(7,620)
Total financial results, net	(96,359)	(98,183)

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

32.	Share-based compensation

Equity Incentive Plan

The Group incurred a charge of Ps. 9,223 and Ps. 2,536 for the six-month periods ended on December 31, 2013 and 2012, respectively, related to the awards granted under the equity incentive plan, and 1,336,490 shares were granted.

33.	Related party transactions

During the normal course of business, the Group conducts transactions with different entities or parties related to it. An individual or legal entity is considered a related party where:

-
An entity, individual or close relative of such individual or legal entity exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its controlling company.

-	An entity is a subsidiary, associate or joint venture of the entity or its controlling or controlled company.

The main transactions conducted with related parties are described in the annual Financial Statements for the fiscal year ended June 30, 2013.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of December 31, 2013:

Related party	Description of transaction	Non-current Investments in financial assets	Current Investments in financial assets	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings	Current Derivative financial instruments
Direct parent company
IRSA Inversiones y Representaciones	Reimbursement of expenses	-	-	8	-	(3,518)	-	-	-
Sociedad Anónima (IRSA)	Non-Convertible notes	-	71,645	-	-	-	-	-	-
	Share-based payments	-	-	79	-	(61)	-	-	-
	Borrowings	-	-	115,026	-	-	-	-	-
	Leases and/or rights of spaces’ use	-	-	-	-	(189)	-	-	-
Total direct parent company		-	71,645	115,113	-	(3,768)	-	-	-

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	7	-	(1,415)	-	-	-
	Corporate services	-	-	-	-	(20,431)	-	-	-
	Share-based payments	-	-	538	-	-	-	-	-
	Non-Convertible notes	7,000	16,950	-	-	-	(17,639)	(189)	-
Total direct parent company of IRSA		7,000	16,950	545	-	(21,846)	(17,639)	(189)	-

Associates of APSA
Tarshop S.A.	Reimbursement of expenses	-	-	695	-	-	-	-	-
	Leases and/or rights of spaces’ use	-	-	-	(228)	(401)	-	-	-
Total associates of APSA		-	-	695	(228)	(401)	-	-	-

Joint ventures of APSA
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	495	-	-	-	-	-
	Management fees	-	-	1,399	-	-	-	-	-
	Leases’ collections	-	-	6	-	(13)	-	-	-
	Leases and/or rights of spaces’ use	-	-	-	-	(279)	-	-	-
	Borrowings	-	-	-	-	-	-	(62)	-
Quality Invest S.A.	Reimbursement of expenses	-	-	52	-	-	-	-	-
	Management fees	-	-	68	-	-	-	-	-
Total joint ventures of APSA		-	-	2,020	-	(292)	-	(62)	-

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	-	691	-	-	-	-	-
Nuevas Fronteras S.A.	Reimbursement of expenses	-	-	28	-	(106)	-	-	-
Solares de Santa María S.A.	Reimbursement of expenses	-	-	6	-	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	-	-	2	-	-	-	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	2	-	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	81	-	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	1	-	-	-	-	-
Total subsidiaries of IRSA		-	-	811	-	(106)	-	-	-

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related party transactions (Continued)

Related party	Description of transaction	Non-current Investments in financial assets	Current Investments in financial assets	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings	Current Derivative financial instruments
Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	97	-	(1)	-	-	-
Cactus Argentina S.A.	Reimbursement of expenses	-	-	1	-	-	-	-	-
Exportaciones Agroindustriales Argentinas S.A.	Reimbursement of expenses	-	-	-	-	(72)	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	2	-	-	-	-	-
Total subsidiaries of Cresud		-	-	100	-	(73)	-	-	-

Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	1,673	-	-	-	-	-
	Leases and/or rights of spaces’ use	-	-	141	-	(857)	-	-	-
	Mortgage bonds	-	-	-	-	-	-	-	-
	Borrowings	-	-	-	-	-	(27,780)	(17,221)	-
	Foreign-currency contracts	-	-	-	-	-	-	-	22,150
Total associates of IRSA		-	-	1,814	-	(857)	(27,780)	(17,221)	22,150

Joint ventures of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	57	-	-	-	-	-
Total joint ventures of IRSA		-	-	57	-	-	-	-	-

Other related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	-	98	-	-	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	96	-	(5)	-	-	-
Entretenimiento Universal S.A	Reimbursement of expenses	-	-	34	-	-	-	-	-
Entertainment Holding S.A	Reimbursement of expenses	-	-	60	-	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	92	-	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	10	-	(264)	-	-	-
Austral Gold S.A.	Reimbursement of expenses	-	-	7	-		-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	57	-	(5)	-	-	-
	Leases and/or rights of spaces’ use	-	-	697	-	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	18	-	-	-	-	-
Inversiones Financieras del Sur	Reimbursement of expenses	-	-	-	-	(4)	-	-	-
Total other related parties		-	-	1,169	-	(278)	-	-	-

Directors
Directors	Fees	-	-	-	-	(14,361)	-	-	-
	Reimbursement of expenses	-	-	-	-	(76)	-	-	-
	Guarantee deposits	-	-	-	(12)	-	-	-	-
Total directors		-	-	-	(12)	(14,437)	-	-	-
Total		7,000	88,595	122,324	(240)	(42,058)	(45,419)	(17,472)	22,150

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2013:

Related party	Description of transaction	Non-current Investments in financial assets	Current Investments in financial assets	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Direct parent company
IRSA Inversiones y Representaciones Sociedad	Reimbursement of expenses	-	-	-	-	(2,515)	-	-
Anónima (IRSA)	Non-Convertible notes	19,128	1,205	-	-	-	-	-
	Corporate Services	-	-	-	-	(2,257)	-	-
	Share-based payments	-	-	72	-	(63)	-	-
	Management collections	-	-	313	-	-	-	-
	Borrowings	-	-	64,533	-	-	-	-
Total direct parent company		19,128	1,205	64,918	-	(4,835)	-	-

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	7	-	(10,432)	-	-
	Corporate Services	-	-	-	-	(25,424)	-	-
	Share-based payments	-	-	538	-	-	-	-
	Non-Convertible notes	14,000	16,655	-	-	-	-	-
Total direct parent company of IRSA		14,000	16,655	545	-	(35,856)	-	-

Associates of APSA
Tarshop S.A.	Reimbursement of expenses	-	-	1,751	-	(1)	-	-
Total associates of APSA		-	-	1,751	-	(1)	-	-

Joint ventures of APSA
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	272	-	(141)	-	-
	Leases’ collections	-	-	12	-	(13)	-	-
	Leases and/or rights of spaces’ use	-	-	-	-	(248)	-	-
	Management fees	-	-	629	-	-	-	-
Quality Invest S.A.	Reimbursement of expenses	-	-	51	-	-	-	-
	Management fees	-	-	46	-	-	-	-
	Borrowings	-	-	500	-	-	-	-
Total joint ventures of APSA		-	-	1,510	-	(402)	-	-

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	-	846	-	-	-	-
Nuevas Fronteras S.A.	Reimbursement of expenses	-	-	28	-	(63)	-	-
Solares de Santa María S.A.	Reimbursement of expenses	-	-	5	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	-	-	2	-	-	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	2	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	67	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	1	-	-	-	-
Total subsidiaries of IRSA		-	-	951	-	(63)	-	-

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related party transactions (Continued)

Related party	Description of transaction	Non-current Investments in financial assets	Current Investments in financial assets	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	36	-	(6)	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	9	-	-	-	-
Total subsidiaries of Cresud		-	-	45	-	(6)	-	-

Associates of IRSA							-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	299	-	(281)	-	-
	Leases and/or rights of spaces’ use	-	-	10	-	-	-	-
	Non-Convertible notes	-	5,136	-	-	-	-	-
	Mortgage bonds	-	540	-	-	-	-	-
	Borrowings	-	-	-	-	-	(35,557)	(9,738)
Total associates of IRSA		-	5,676	309	-	(281)	(35,557)	(9,738)

Joint ventures of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	84	-	(59)	-	-
Total joint ventures of IRSA		-	-	84	-	(59)	-	-

Other related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	-	29	-	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	88	-	(5)	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	10	-	(437)	-	-
	Fees	-	-	-	-	(182)
	Advances	-	-	3	-	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	133	-	(11)	-	-
	Leases and/or rights of spaces’ use	-	-	902	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	13	-	(1)	-	-
Inversiones Financieras del Sur	Reimbursement of expenses	-	-	-	-	(3)	-	-
Total other related parties		-	-	1,178	-	(639)	-	-

Directors
Directors	Fees	-	-	-	-	(11,754)	-	-
	Reimbursement of expenses	-	-	-	-	(69)	-	-
	Guarantee deposits	-	-	-	(12)	-	-	-
Total directors		-	-	-	(12)	(11,823)	-	-
Total		33,128	23,536	71,291	(12)	(53,965)	(35,557)	(9,738)

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the six-month period ended December 31, 2013:

Related party	Corporate services	Fees	Financial operations	Donations	Leases and/or rights of use
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	-	-	917	-	(2,857)
Total direct parent company	-	-	917	-	(2,857)

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	(39,674)	-	2,157	-	-
Total direct parent company of IRSA	(39,674)	-	2,157	-	-

Associates of APSA
Tarshop S.A.	-	(239)	-	-	1,512
Total associates of APSA	-	(239)	-	-	1,512

Other related parties
Estudio Zang, Bergel & Viñes	-	(988)	-	-	-
Fundación IRSA	-	-	-	(1,450)	-
Hamonet S.A.	-	-	-	-	(57)
Isaac Elsztain e hijos S.A.	-	-	-	-	(109)
Total other related parties	-	(988)	-	(1,450)	(166)

Directors
Directors	-	(25,992)	-	-	-
Total directors	-	(25,992)	-	-	-

Joint ventures of APSA
Quality Invest S.A.	-	108	-	-	-
Nuevo Puerto Santa Fe S.A.	-	986	-	-	(230)
Total joint ventures of APSA	-	1,094	-	-	(230)

Associates of IRSA
Banco Hipotecario S.A.	-	-	22,358	-	262
Total associates of IRSA	-	-	22,358	-	262
Total	(39,674)	(26,125)	25,432	(1,450)	(1,479)

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.           Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the six-month period ended December 31, 2012:

Related party	Corporate services	Fees	Financial operations	Donations	Leases and/or rights of use
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	-	-	(4,891)	-	(2,721)
Total direct parent company	-	-	(4,891)	-	(2,721)

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	(33,091)	-	3,644	-	-
Total direct parent company of IRSA	(33,091)	-	3,644	-	-

Associates of APSA
Tarshop S.A.	-	(189)	-	-	1,245
Total associates of APSA	-	(189)	-	-	1,245

Other related parties
Estudio Zang, Bergel & Viñes	-	(848)	-	-	-
Fundación IRSA	-	-	-	(1,420)	-
Hamonet S.A.	-	-	-	-	(47)
Isaac Elsztain e hijos S.A.	-	-	-	-	(89)
Total other related parties	-	(848)	-	(1,420)	(136)

Directors
Directors	-	(23,022)	-	-	-
Total directors	-	(23,022)	-	-	-

Joint ventures
Quality Invest S.A.	-	108	28	-	-
Nuevo Puerto Santa Fe S.A.	-	705	-	-	(7)
Total joint ventures	-	813	28	-	(7)

Associates of the parent companies
Banco Hipotecario S.A.	-	-	39	-	216
Total associates of the parent companies	-	-	39	-	216
Total	(33,091)	(23,246)	(1,180)	(1,420)	(1,403)

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	CNV General Resolution No. 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution No. 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 10 - Investment properties
Note 11 - Property, plant and equipment
Exhibit B - Intangible assets	Note 13 - Intangible assets
Exhibit C - Equity investments	Note 35 - Equity investments
Exhibit D - Other investments	Note 15 - Financial instruments by category
Note 17 - Investments in financial assets
Note 18 - Cash and cash equivalents
Exhibit E – Provisions	Note 16 - Trade and other receivables
Note 21 – Provisions
Exhibit F - Cost of sales and services provided	Note 12 - Trading properties
Note 27 – Costs
Exhibit G - Foreign currency assets and liabilities	Note 36 - Foreign currency assets and liabilities

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

35.	Equity investments

						Issuer’s information
								Last financial statements issued
Issuer and type of securities	Class / Items	Amount	Value recorded as of 12.31.13	Value recorded as of 06.30.13	Market value as of 12.31.13	Main activity	Registered office	Date	Common stock (nominal value)	Income (loss) for the period	Shareholders’ Equity	Interest in common stock
Quality Invest S.A.	Common share 1 vote	69,814,342	63,005	63,210	Not publicly traded	Real estate	Argentina	12.31.13	139,629	(1,410)	126,010	50%
	Goodwill		3,911	3,911		investment
	Higher value		19,381	19,489
Nuevo Puerto Santa Fe S.A.	Common share 1 vote	138,750	18,548	16,504	Not publicly traded	Commercial real	Argentina	12.31.13	27,750	4,091	37,099	50%
	Higher value		4,068	4,155		estate
	Goodwill		1,323	1,323
Tarshop S.A.	Common share 1 vote	26,759,288	37,965	40,718	Not publicly traded	Consumer financing	Argentina	12.31.13	133,796	(13,761)	189,826	20%
	Intergroup transactions		(1,262)	(1,578)
Entretenimiento Holdings S.A.	Common share 1 vote	22,395,574	23,506	12,709	Not publicly traded	Investment	Argentina	12.31.13	44,791	(5,786)	47,009	50%
	Higher value		(23,192)	24
	Goodwill		26,647	10,652
Entretenimiento Universal S.A.	Common share 1 vote	300	(24)	-	Not publicly traded	Event organization and others	Argentina	12.31.13	12	(1) 61	929	50%
Avenida Inc. S.A.	Preferred shares 1 vote	3,703,704	9,161	-	Not publicly traded	Investment		12.31.13	(2) 2,000	(2) 499	(2) 2,210	24.79%
	Higher value		4,595				United States
Avenida Compras S.A.	Common share 1 vote	23,077	(9)	-	Not publicly traded	E-commerce	Argentina	12.31.13	1,100	(470)	12,670	2.10%
	Goodwill		18	-
Total non- current investments as of 12.31.13			187,641	-
Total non-current investments as of 06.30.13			-	171,117

(1)	Correspond to the result of fiscal year beginning on January 1, 2013 and ended December 31, 2013.
(2)	Amounts are stated in U.S. dollars (US$).

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

36.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (*)	Amount of foreign currency (1)	Exchange rate prevailing (2)	Total as of 12.31.13	Amount of foreign currency	Exchange rate prevailing (1)	Total as of 06.30.13
Asset
Trade and other receivables
Uruguayan Pesos	159	0.30223	48	76	0.26219	20
US Dollar	19,887	6.481	128,885	15,248	5.348	81,547
Euros	3	8.9399	26	3	6.949	20
Total Trade and other receivables, net			128,959			81,587
Investments in financial assets
US Dollar	20,605	6.481	133,545	2,015	5.348	10,774
Total Investments in financial assets			133,545			10,774
Cash and cash equivalents
Uruguayan Pesos	3	0.30223	1	4	0.26219	1
US Dollar	5,224	6.481	33,857	5,382	5.348	28,781
Pounds	1	10.6995	16	1	8.08	12
Euros	13	8.9399	116	13	6.949	91
Total Cash and cash equivalents			33,990			28,885
Total Assets as of 12.31.13			296,494			-
Total Assets as of 06.30.13			-			121,246
Liabilities
Trade and other payables
US Dollar	4,095	6.521	26,698	5,860	5.388	31,572
Euros	-	-	-	6	7.0146	41
Total Trade and other payables			26,698			31,613
Borrowings
US Dollar	120,946	6.521	788,692	123,102	5.388	663,271
Total Borrowings			788,692			663,271
Provisions
US Dollar	200	6.521	1,304	-	-	-
Total Provisions			1,304			-
Total Liabilities as of 12.31.13			816,694			-
Total Liabilities as of 06.30.13			-			694,884

(*)	The Company uses some complementary financial instruments with the purpose of reducing its expose to exchange rate movements. See Note 23.
(1)	Considering foreign currencies those that differ from each one of the Group´s companies´ functional currency at each period/year-end.
(2)	Exchange rate as of December 31 and June 30, 2013 according to Nación Argentina´s Bank.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

37.	Condominio del Alto – Performance of Exchange Agreement

On November 14, 2013 APSA and Condominios del Alto S.A. (“Condominios”) executed a conveyance deed whereby Condominios conveyed upon APSA freehold and full possession of the units agreed in exchange. Upon such execution, APSA stated that the mortgage on the property has been fully discharged.

38.	Subsequent events

•
Following the end of the period, the Argentine Peso devalued against the USD and other currencies by around 20%, which had a negative impact on the financial position and results of operations of the Company due mainly to the currency exposure of our net assets and liabilities in foreign currency as detailed in note 36.

According to the Company’s estimates, this leads to a pre-tax loss of Ps. 36.7 million, with its correspondent reduction in Shareholders’ Equity, all based on the Company’s position in foreign currency as of December 31, 2013, which has not been recognized in these financial statements.
The main assets of the Company, including shopping centers, land reserves, offices and other income-generating real property, and property for sale—are valued for accounting purposes at historic cost, and thus the Company will not recognize any gain/loss as a result of such devaluation.

•
On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse. Such company is a supplier of the Group and Group’s documentation was being kept in the mentioned warehouse. The Company is now assessing and identifying the content of information that may have sent to the site where the fire took place.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

Alto Palermo S.A. (APSA)

C.U.I.T.: 30-52767733-1

Legal address: Moreno 877 - 22° floor - Autonomous City of Buenos Aires

1.
We have reviewed the accompanying unaudited condensed interim consolidated statement of financial position of Alto Palermo S.A. (APSA) and its subsidiaries as of December 31, 2013, and the related unaudited condensed interim consolidated statements of comprehensive income for the six and three-month periods ended December 31, 2013 and the unaudited condensed interim consolidated statements of changes of shareholders’ equity for the  six-month period ended December 31, 2013 and unaudited condensed interim consolidated statements of cash flows for the six-month period ended December 31, 2013 and selected explanatory notes. The balances and other information corresponding to the fiscal year ended June 30, 2013 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

2.
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards. The IFRS as issued by the International Accounting Standard Board were adopted as accounting standards by the Argentine Federation of Professional Councils in Economic Sciences and incorporated by the National Securities Commission to its regulations. Therefore, the Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Accounting Standard 34 "Interim Financial Reporting" (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.
We conducted our review in accordance with Technical Resolution No. 7 issued by the FACPCE for a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Continued)

4.
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements have not been prepared in all material respects in accordance with IAS 34.

5.	In accordance with current regulations, we hereby inform that :

a)
the unaudited condensed interim consolidated financial statements of Alto Palermo S.A. (APSA) are recorded in the "Inventory and Balance Sheet Book" and carried in all formal respects in conformity with legal requirements, and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and the corresponding resolutions of the National Securities Commission;

b)	the unaudited condensed interim separate financial statements of Alto Palermo S.A. (APSA) arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)	we have read the Business Summary (“Reseña Informativa”) on which, as regards these matters that are within our competence, we have no observations to make;

d)
at December 31, 2013, the debt of Alto Palermo S.A. (APSA) owed in favor of the Argentine Integrated Pension System which arises from accounting records and submissions amounted to Ps. 3,337,078, which was not callable at that date.

Autonomous City of Buenos Aires, February 10, 2014

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 326 Fº 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 30 José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 102 Fº 191

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Separate Financial Statements as of December 31, 2013 and for the six-month periods ended December 31, 2013 and 2012

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Separate Statements of Financial Position
as of December 31, 2013 and June 30, 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	12.31.13	06.30.13
ASSETS
Non-Current Assets
Investment properties	7	997,189	918,980
Property, plant and equipment	8	19,258	18,364
Trading properties	9	23,608	31,612
Intangible assets	10	841	1,041
Investments in subsidiaries, associates and joint ventures	6	971,916	994,321
Trade and other receivables	13	97,330	71,574
Investments in financial assets	14	74,790	66,835
Total Non-Current Assets		2,184,932	2,102,727
Current Assets
Trading properties	9	13,828	6,991
Inventories	11	7,036	8,732
Derivative financial instruments	20	22,172	-
Trade and other receivables	13	605,513	463,625
Investments in financial assets	14	22,149	35,637
Cash and cash equivalents	15	94,648	190,389
Total Current Assets		765,346	705,374
TOTAL ASSETS		2,950,278	2,808,101
SHAREHOLDERS’ EQUITY
Share capital		126,014	126,014
Inflation adjustment of share capital		69,381	69,381
Share premium		444,226	444,226
Reserve for share-based compensation	29	15,830	6,607
Legal reserve		39,078	39,074
Reserve for new developments		-	3,302
Special Reserve		15,802	15,802
Acquisition of additional interest in subsidiaries		(19,707)	(19,707)
Retained earnings		241,352	164,224
TOTAL SHAREHOLDERS’ EQUITY		931,976	848,923
LIABILITIES
Non-Current Liabilities
Trade and other payables	16	142,928	132,143
Borrowings	19	956,879	913,978
Deferred income tax liabilities	21	90,251	90,124
Other liabilities	6	6,663	13,272
Provisions	18	12,357	10,391
Total Non-Current Liabilities		1,209,078	1,159,908
Current Liabilities
Trade and other payables	16	381,550	358,095
Income tax liabilities		53,788	58,027
Payroll and social security liabilities	17	18,377	19,374
Borrowings	19	349,697	357,092
Derivative financial instruments	20	-	1,732
Provisions	18	5,812	4,950
Total Current Liabilities		809,224	799,270
TOTAL LIABILITIES		2,018,302	1,959,178
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		2,950,278	2,808,101

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

. Eduardo S. Elsztain President

1

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Separate Statements of Comprehensive Income
for the six and three-month periods beginning on July 1 and October 1, 2013 and 2012 and ended December 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

		Six months		Three months
	Note	12.31.13	12.31.12	12.31.13	12.31.12
Revenues	23	868,993	672,324	486,300	371,141
Costs	24	(368,851)	(289,934)	(207,655)	(159,791)
Gross Profit		500,142	382,390	278,645	211,350
General and administrative expenses	25	(48,450)	(34,702)	(24,420)	(20,617)
Selling expenses	25	(28,636)	(22,165)	(17,950)	(12,259)
Other operating results, net	27	(2,450)	(265)	(1,718)	42
Profit from Operations		420,606	325,258	234,557	178,516
Share of profit of subsidiaries, associates and joint ventures	6	49,429	25,895	22,156	14,048
Profit from Operations Before Financing and Taxation		470,035	351,153	256,713	192,564
Finance income	28	32,865	11,116	16,809	7,536
Finance cost	28	(205,622)	(110,631)	(121,403)	(60,943)
Other financial results	28	44,117	(13,389)	34,111	(16,290)
Financial results, net		(128,640)	(112,904)	(70,483)	(69,697)
Profit before Income Tax		341,395	238,249	186,230	122,867
Income tax expense	21	(100,826)	(71,383)	(55,357)	(18,812)
Profit for the period		240,569	166,866	130,873	104,055
Total Comprehensive Income for the period		240,569	166,866	130,873	104,055

Profit per share for the period:
Basic		0.19	0.13	0.10	0.08
Diluted		0.19	0.07	0.10	0.04

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

. Eduardo S. Elsztain President

2

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Special Reserve (1)	Acquisition of additional interest in subsidiaries	Retained earnings	Total Shareholders’ Equity
Balance at June 30, 2013	126,014	69,381	444,226	6,607	39,074	3,302	15,802	(19,707)	164,224	848,923
Comprehensive income for the period	-	-	-	-	-	-	-	-	240,569	240,569
Advanced dividends distribution – Shareholders’ meeting as of October 31, 2013	-	-	-	-	-	-	-	-	(167,522)	(167,522)
Distribution to legal reserve – Shareholders’ meeting as of October 31, 2013	-	-	-	-	4	-	-	-	(4)	-
Reversal of reserve for new developments – Shareholders’ meeting as of October 31, 2013	-	-	-	-	-	(3,302)	-	-	3,302	-
Reimbursement of expired dividends (Note 22)	-	-	-	-	-	-	-	-	783	783
Reserve for share-based compensation (Note 23)	-	-	-	9,223	-	-	-	-	-	9,223
Balance at December 31, 2013	126,014	69,381	444,226	15,830	39,078	-	15,802	(19,707)	241,352	931,976

(1)	Corresponding to General Resolution 609/12 of the National Securities Commission. See note 32.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

. Eduardo S. Elsztain President

3

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Share capital	Inflation adjustment of share capital	Share Premium	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Acquisition of additional interest in subsidiaries	Retained earnings	Total Shareholders' Equity
Balance at June 30, 2012	125,989	84,621	536,300	2,138	39,074	-	(16,020)	51,774	823,876
Comprehensive income for the period	-	-	-	-	-	-	-	166,866	166,866
Dividends distribution – Shareholders’ meeting as of October 31, 2012	-	-	-	-	-	-	-	(140,000)	(140,000)
Constitution reserve for new developments – Shareholders’ meeting as of October 31, 2012	-	-	-	-	-	3,302	-	(3,302)	-
Reallocation of retained earnings – Shareholders’ meeting as of October 31, 2012	-	(15,240)	(92,090)	-	-	-	-	107,330	-
Reimbursement of expired dividends (Note 22)	-	-	-	-	-	-	-	626	626
Reserve for share-based compensation (Note 29)	-	-	-	2,536	-	-	-	-	2,536
Balance at December 31, 2012	125,989	69,381	444,210	4,674	39,074	3,302	(16,020)	183,294	853,904

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

. Eduardo S. Elsztain President

4

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Separate Statements of Cash Flows
for the six-month periods ended December 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	12.31.13	12.31.12
Operating activities:
Cash generated from operations	15	450,376	324,595
Income tax paid		(93,273)	(96,025)
Net cash generated from operating activities		357,103	228,570

Investing activities:
Increase in investment properties	7	(120,916)	(26,406)
Acquisition of joint ventures		-	(32,000)
Acquisition of property, plant and equipment	8	(4,746)	(3,202)
Acquisition of intangible assets	10	(70)	(105)
Increase in financial assets		(332,005)	(302,479)
Decrease in financial assets		342,339	304,727
Loans granted to related parties		(19,088)	(41,562)
Loans repayments received from related parties		1,768	23,487
Advance payments	13	(33,924)	-
Irrevocable contributions in subsidiaries	6	(21,429)	(51,820)
Long-term incentive program in subsidiaries and joint ventures		(1,427)	(538)
Collection of dividends		-	20,000
Net cash used in investing activities		(189,498)	(109,898)
Financing activities:
Borrowings obtained		85,899	226,151
Repayments of borrowings		(116,709)	(31,827)
Payment of seller financing		(758)	(558)
Payment of seller financing of shares		(1,640)	(6,598)
Repayments of borrowings granted by associates		-	(322)
Proceeds of borrowings granted by related parties		-	14,129
Proceeds from derivative financial instruments		3,060	-
Dividends paid		(167,248)	(142,606)
Interest paid		(68,402)	(32,641)
Net cash (used in) generated from financing activities		(265,798)	25,728
Net (decrease) increase in cash and cash equivalents		(98,193)	144,400
Cash and cash equivalents at beginning of period	15	190,389	18,443
Proceeds from merger with Apsamedia S.A.		1,084	-
Foreign exchange gain on cash and cash equivalents		1,368	756
Cash and cash equivalents at end of period	15	94,648	163,599

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

. Eduardo S. Elsztain President

5

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

1.	General information

Alto Palermo S.A. (APSA) (ex Sociedad Anónima Mercado de Abasto Proveedor (SAMAP) and alternatively “Alto Palermo S.A.”, “APSA” or “the Company”), is an argentine real estate company primarily dedicated to property, leasing, management, development, operation and acquisition of productive shopping centers, with a leading position in the market. The main objective of the Company consists on the ownership, acquisition, development, leasing, administration and operation of shopping centers. APSA was founded in 1889 as Sociedad Anónima Mercado de Abasto Proveedor (SAMAP) and, up to 1984, was the principal operator in fresh products market of Ciudad Autónoma de Buenos Aires.

As of December 31, 2013, we operate in a portfolio of ten shopping centers in Argentina, of which are located in the Autonomous City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich), two in Buenos Aires Province (Alto Avellaneda and Soleil) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza and Córdoba Shopping Villa Cabrera in the City of Córdoba).

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on February 10, 2014.

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.	Basis of preparation

The Unaudited Condensed Interim Separate Financial Statements have been prepared in accordance with Technical Resolution No. 26 (RT 26) of the Argentine Federation of Professional Councils of Economic Sciences (“F.A.C.P.C.E.”, as per its Spanish acronym) and with IAS 34 “Interim Financial Reporting”. Furthermore, some additional issues were included as required by the Business Companies Act and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling 622/13 of the CNV. Such information is included in the Notes to these Unaudited Condensed Interim Separate Financial Statements, as admitted by IFRS.

 These Unaudited Condensed Interim Separate Financial Statements should be read together with the annual separate financial statements of the Company as of June 30, 2013. The Unaudited Condensed Interim Separate Financial Statements are presented in thousands of Argentine Pesos.

6

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

The Unaudited Condensed Interim Separate Financial Statements corresponding to the six-month periods ended December 31, 2013 and 2012 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period. The Company’s six and three-month periods ended December 31, 2013 and 2012 results do not necessarily reflect the proportion of the Company’s full-year results.

2.2.	Significant Accounting Policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the preparation of the information under Technical Resolution No. 26 as of June 30, 2013. The principal accounting policies are described in Note 2 to the annual Consolidated Financial Statements.

2.3.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of the Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same that the Company used in the preparation of financial statements as of and for the fiscal year ended June 30, 2013, except for changes in accrued income tax, provision for legal claims, allowance for bad debts and accrued supplementary rental.

2.4.	Merger with Apsamedia S.A.

On September 16, 2013, the Company entered into a pre-merger commitment with its wholly-owned subsidiary Apsamedia S.A. whereby Apsamedia would be merged into the Company.

On November 28, 2013, the Regular and Special Shareholders’ Meeting that was adjourned on October 31, 2013 was reconvened and the Company’s reorganization was approved by majority of votes in accordance with the pre-merger commitment. On December 1, 2013 the operational merger of both companies took place.

7

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

The following table shows a summary of the effect that Apsamedia S.A.'s merge would have had on the Balance Sheets as of June 30, 2013.

Caption	Issued financial statements as of 06.30.13 Ps.	Apsamedia S.A. as of 06.30.13 Ps.	Eliminations / Reclassifications as of 06.30.13 Ps.	Financial statements considering the merge as of 06.30.13 Ps.
Non-current assets	2,102,727	67,272	(129,659)	2,040,340
Current assets	705,374	14,990	(7,915)	712,449
Total Assets	2,808,101	82,262	(137,574)	2,752,789
Non-current liabilities	1,159,908	1,607	(62,251)	1,099,264
Current liabilities	799,270	13,247	(7,915)	804,602
Total liabilities	1,959,178	14,854	(70,166)	1,903,866
Shareholders’ Equity	848,923	67,408	(67,408)	848,923

The following table shows a summary of the effect that Apsamedia S.A.'s merge would have had on the Statements of Comprehensive Income and Cash Flows as of December 31, 2012.

Caption	Issued financial statements as of 12.31.12 Ps.	Apsamedia S.A. as of 12.31.12 Ps.	Eliminations / Reclassifications as of 12.31.12 Ps.	Financial statements considering the merge as of 12.31.12 Ps.
	Information over results of the six-month period
Revenues	672,324	14,116	(8,750)	677,690
Costs	(289,934)	(10,914)	8,750	(292,098)
Gross Profit	382,390	3,202	-	385,592
Profit from Operations	325,258	3,203	-	328,461
Profit for the Period	166,866	752	(752)	166,866

Caption	Issued financial statements as of 12.31.12 Ps.	Apsamedia S.A. as of 12.31.12 Ps.	Eliminations / Reclassifications as of 12.31.12 Ps.	Financial statements considering the merge as of 12.31.12 Ps.
	Information over results of the three-month period
Revenues	371,141	7,645	(4,630)	374,156
Costs	(159,791)	(5,973)	4,630	(161,134)
Gross Profit	211,350	1,672	-	213,022
Profit from Operations	178,516	1,878	-	180,394
Profit for the Period	104,055	(874)	874	104,055

Net cash generated from operating activities	228,570	9,783	-	238,353
Net cash used in investing activities	(109,898)	(9,432)	8,771	(110,559)
Net cash generated from financing activities	25,728	-	(8,771)	16,957

8

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.5.	Comparative information

The comparative information at December 31, 2012 and June 30, 2013 included in these financial statements arises from the separate financial statements as of such dates. Certain reclassifications of prior year information have been made to conform to the current period presentation.

3.	Seasonal effects on operations

See seasonal effects on operations in Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.	Acquisitions and disposals

See acquisitions and sales in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

5.	Financial Risk Management and fair value estimates

5.1.	Financial risks

The Company’s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Separate Financial Statements do not include all the information and disclosures corresponding to financial risk management, so they should be read together with the annual separated financial statements as of June 30, 2013. There have been no significant changes in the risk management or risk management policies applied by the Company since the end of the annual fiscal year.

See the effects of subsequent events in Note 37.

9

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

5.	Financial Risk Management and fair value estimates (Continued)

5.2.	Fair value estimates

Since June 30, 2013 and until December 31, 2013, there have been no significant changes in business on economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost). Nor there have been transfers between the different hierarchies used to assess the fair value of the Company's financial instruments.

See the effects of subsequent events in Note 37.

6.	Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures.

Set out below is the summarized financial information for each subsidiaries, associates and joint ventures for the six-month period ended December 31, 2013 and for the year ended June 30, 2013:

	December 31, 2013	June 30, 2013
Beginning of the period / year	(1) 981,049	847,988
Acquisitions	(12)	28,623
Capital contribution	21,429	88,127
Release of capital contribution	(21,934)	-
Deletions as a result of merger with Apsamedia (Note 2.4)	(67,408)	-
Profit - sharing	49,429	67,617
Financial cost capitalized	5,040	7,025
Dividends distribution	(3,791)	(58,867)
Long-term incentives program in subsidiaries	1,427	536
End of the period / year	(1) 965,229	981,049

(1)
Includes Ps. (6,663) and Ps. (13,272) as of December 31, 2013, and June 30, 2013 respectively, in relation to the equity interest in Fibesa S.A. and Ps. (24) as of December 31, 2013, in relation to the equity interest in Entretenimiento Universal S.A..

10

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

7.	Investment properties

Changes in the Company’s investment properties for the six-month period ended December 31, 2013 and for the year ended June 30, 2013 were as follows:

	Shopping Centers portfolio	Office and other rental properties portfolio	Undeveloped parcels of land	Properties under development	Total
At July 1, 2012
Costs	1,711,890	43,256	78,434	9,264	1,842,844
Accumulated depreciation	(938,592)	(10,024)	-	-	(948,616)
Net book amount	773,298	33,232	78,434	9,264	894,228
Year ended June 30, 2013
Opening net book amount	773,298	33,232	78,434	9,264	894,228
Additions	34,280	5,690	1,759	73,567	115,296
Disposals	-	(97)	-	-	(97)
Disposals of unused assets	(60)	-	-	-	(60)
Depreciation charge	(88,484)	(1,903)	-	-	(90,387)
Closing net book amount	719,034	36,922	80,193	82,831	918,980
At June 30, 2013
Costs	1,746,110	48,849	80,193	82,831	1,957,983
Accumulated depreciation	(1,027,076)	(11,927)	-	-	(1,039,003)
Net book amount	719,034	36,922	80,193	82,831	918,980
Year ended December 31, 2013
Opening net book amount	719,034	36,922	80,193	82,831	918,980
Additions	11,274	6,332	111	103,199	120,916
Depreciation charges (i) (Note 25)	(41,598)	(1,109)	-	-	(42,707)
Closing net book amount	688,710	42,145	80,304	186,030	997,189
At December 31, 2013
Costs	1,757,384	55,181	80,304	186,030	2,078,899
Accumulated depreciation	(1,068,674)	(13,036)	-	-	(1,081,710)
Net book amount	688,710	42,145	80,304	186,030	997,189
(i)	As of December 31, 2013, depreciation charges are included within “Costs” for an amount of Ps. 42,707, in the Statement of Comprehensive Income (Note 25).

The following amounts have been recognized in the statement of income:

	December 31, 2013	December 31, 2012
Rental and service income	852,214	668,064
Cost of property operations	(364,608)	(287,907)

11

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

8.	Property, plant and equipment

Changes in the Company’s property, plant and equipment for the six-month period ended December 31, 2013 and for the year ended June 30, 2013 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total
At July 1, 2012
Costs	10,565	14,918	48,447	291	56	74,277
Accumulated depreciation	(7,659)	(5,563)	(45,427)	(284)	-	(58,933)
Net book amount	2,906	9,355	3,020	7	56	15,344
Year ended June 30, 2013
Opening net book amount	2,906	9,355	3,020	7	56	15,344
Additions	753	430	8,237	-	-	9,420
Transfers	-	(6,186)	6,186	-	-	-
Disposals	-	-	(3)	-	-	(3)
Depreciation charge	(776)	(610)	(5,004)	(7)	-	(6,397)
Closing net book amount	2,883	2,989	12,436	-	56	18,364

Costs	11,318	9,162	62,867	291	56	83,694
Accumulated depreciation	(8,435)	(6,173)	(50,431)	(291)	-	(65,330)
Net book amount	2,883	2,989	12,436	-	56	18,364
Period ended December 31, 2013
Opening net book amount	2,883	2,989	12,436	-	56	18,364
Additions	1,156	512	3,078	-	-	4,746
Additions as a result of the merger	-	60	51	-	-	111
Accumulated depreciation on merger addition	-	(3)	(41)	-	-	(44)
Disposals	-	-	(36)	-	-	(36)
Depreciation charge (i) (Note 25)	(576)	(330)	(2,977)	-	-	(3,883)
Closing net book amount	3,463	3,228	12,511	-	56	19,258

Costs	12,474	9,734	65,960	291	56	88,515
Accumulated depreciation	(9,011)	(6,506)	(53,449)	(291)	-	(69,257)
Net book amount	3,463	3,228	12,511	-	56	19,258

(i)
As of December 31, 2013, depreciation charges were included in “Costs” for Ps. 3,454, in “General and administrative expenses” for Ps. 394 and in “Selling expenses“ for Ps. 35, in the Statement of Comprehensive Income (Note 25).

12

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

9.	Trading properties

Changes in the Company’s trading properties for the six-month period ended December 31, 2013 and for the year ended June 30, 2013 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total
At July 1, 2012	2,363	30,959	6,024	39,346
Additions	19	-	-	19
Disposals (i)	(762)	-	-	(762)
At June 30, 2013	1,620	30,959	6,024	38,603
Additions	1,400	-	-	1,400
Transfers (ii)	7,351	(7,351)	-	-
Disposals (i) (Note 25)	(2,567)	-	-	(2,567)
At December 31, 2013	7,804	23,608	6,024	37,436

(i)	Corresponds to the sale of housing units (apartments and parking spaces) of Torres Rosario.
(ii)	See Note 36.

10.	Intangible assets

Changes in the Company’s intangible assets for the six-month period ended December 31, 2013 and for the year ended June 30, 2013 were as follows:

	Software	Others	Total
At July 1, 2012
Costs	10,274	907	11,181
Accumulated amortization	(9,337)	(692)	(10,029)
Net book amount	937	215	1,152
Year ended June 30, 2013
Opening net book amount	937	215	1,152
Additions	486	-	486
Amortization charge	(515)	(82)	(597)
Closing net book amount	908	133	1,041
At June 30, 2013
Costs	10,760	907	11,667
Accumulated amortization	(9,852)	(774)	(10,626)
Net book amount	908	133	1,041
Period ended December 31, 2013
Opening net book amount	908	133	1,041
Additions	70	-	70
Amortization charge (i) (Note 25)	(230)	(40)	(270)
Closing net book amount	748	93	841
At December 31, 2013
Costs	10,830	907	11,737
Accumulated amortization	(10,082)	(814)	(10,896)
Net book amount	748	93	841

(i)	As of December 31, 2013, amortization charge is included within “Costs” for an amount of Ps. 270, in the Statement of Comprehensive Income (Note 25).

13

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

11.	Inventories

Company’s inventories as of December 31, 2013 and June 30, 2013 were as follows:

	December 31, 2013	June 30, 2013
Current
Materials and others items of inventory	7,036	8,732
Total inventories	7,036	8,732

12.	Financial instruments by category

Determination of fair values

See determination of the fair value of the Company in Note 15 to the Unaudited Condensed Interim Consolidated Financial Statements.

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of December 31, 2013 and June 30, 2013 and their allocation to the fair value hierarchy:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT S.A.	64,790	-	-	64,790
- Don Mario SGR	12,777	-	-	12,777
- Mutual funds	4,844	-	-	4,844
- Government bonds	2,898	-	-	2,898
- Non-Convertible Notes	12,301	-	-	12,301
- Foreign-currency future contracts	-	22,150	-	22,150
- Interest rate swaps	-	22	-	22
Total assets	97,610	22,172	-	119,782

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT S.A.	56,775	-	-	56,775
- Don Mario SGR	11,691	-	-	11,691
- Mutual funds	560	-	-	560
- Government bonds	33,999	-	-	33,999
Total assets	103,025	-	-	103,025

14

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

12.	Financial instruments by category (Continued)

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at fair value through profit or loss:
Foreign-currency futures contract	-	1,732	-	1,732
Total liabilities	-	1,732	-	1,732

When no quoted prices in an active market are available, fair values (particularly with derivatives instruments) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from Note 15 to the Unaudited Condensed Interim Consolidated Financial Statements.

13.	Trade and other receivables

The following table shows the Company´s trade and other receivables as of December 31, 2013 and June 30, 2013:

	December 31, 2013	June 30, 2013
Non-current
Leases and services receivable	45,288	44,640
Property sales receivable	2,539	3,007
Less: provision for impairment of trade receivables	(2,208)	(2,208)
Non-current trade receivables	45,619	45,439
Prepayments	7,705	2,884
Others	2,021	16
Non-current other receivables	9,726	2,900
Related parties (Note 30)	41,985	23,235
Non-current trade and other receivables	97,330	71,574
Current
Leases and services receivable	236,755	182,719
Consumer financing receivable	15,047	-
Deferred checks received	100,015	108,306
Debtors under legal proceedings	39,619	38,578
Property sales receivable	4,153	484
Less: provision for impairment of trade receivables	(61,986)	(48,037)
Current trade receivables	333,603	282,050
Loans	4,825	4,453
Prepayments	21,596	33,836
Tax receivables	3,044	4,622
Advance payments	68,748	34,824
Others	8,473	7,461
Less: provision for impairment of other receivables	(175)	(11)
Current other receivables	106,511	85,185
Related parties (Note 30)	165,399	96,390
Current trade and other receivables	605,513	463,625
Total trade and other receivables	702,843	535,199

15

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

13.	Trade and other receivables (Continued)

Movements on the Company’s provision for impairment of trade receivables were as follows:

	December 31, 2013	June 30, 2013
Beginning of the period / year	50,256	41,760
Additions as a result of the merger	16,102	-
Additions (Note 25)	2,890	12,419
Recoveries (Note 25)	(2,847)	(2,456)
Used during the period / year	(2,032)	(1,467)
End of the period / year	64,369	50,256

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of comprehensive income (Note 25). Amounts charged to the provision account are generally written off, when there is no expectation of recovery.

14.	Investments in financial assets

The following table shows the Company´s investments in financial assets as of December 31, 2013 and June 30, 2013:

	December 31, 2013	June 30, 2013
Non-current
Financial assets through profit or loss:
Investment in equity securities in TGLT S.A.	64,790	56,775
Don Mario SGR	10,000	10,060
Total investments in financial assets non-current	74,790	66,835
Current
Financial assets through profit or loss:
Mutual funds	4,173	7
Government bonds	2,898	33,999
Don Mario SGR	2,777	1,631
Non-Convertible Notes (Note 30)	12,301	-
Total investments in financial assets current	22,149	35,637
Total investments in financial assets	96,939	102,472

16

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.	Cash and cash equivalents information

The following table shows the Company´s amounts of cash and cash equivalents as of December 31, 2013 and June 30, 2013:

	December 31, 2013	June 30, 2013
Cash at bank and on hand	79,172	123,443
Time deposits	14,805	66,393
Mutual funds	671	553
Total cash and cash equivalents	94,648	190,389

Following is a detailed description of cash flows generated by the Company’s operations for the six-month periods ended December 31, 2013 and 2012:

	Note	December 31, 2013	December 31, 2012
Profit for the Period		240,569	166,866
Adjustments for:
Income tax expense	21	100,826	71,383
Depreciation and amortization	25	46,860	48,567
Disposal of unused property, plant and equipment	8	36	-
Gain from purchase of companies	6	12	-
Gain from disposal of trading properties	9	(13,878)	(3,498)
Provision for Directors’ fees		14,089	20,467
Long-term incentive program reserve	29	9,223	2,536
Gain on derivative financial instruments	28	(26,964)	-
Changes in fair value of financial assets through profit or loss	28	(17,153)	12,227
Financial results, net		192,897	95,909
Impairment of receivables, net	13	43	1,709
Provisions	18	3,295	3,670
Share of profit of subsidiaries, associates and joint ventures	6	(49,429)	(25,895)
Cash and cash equivalents’ unrealized foreign exchange		(1,368)	(756)
Changes in operating assets and liabilities:
Decrease in inventories	11	1,696	835
Decrease in trading properties	9	15,045	4,255
Increase in trade and other receivables	13	(77,656)	(98,201)
Increase in trade and other payables	16	14,058	29,242
Decrease in payroll and social security liabilities	17	(1,116)	(4,519)
Decrease in provisions	18	(709)	(202)
Net cash generated from operating activities before income tax paid		450,376	324,595

17

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.	Cash and cash equivalents information (Continued)

The following table shows a detail of non-cash transactions occurred in the six-month periods ended December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
Non-cash activities
Decrease in equity investments in subsidiaries, associates and joint ventures through an increase in trade and other receivables, net	21,934	3,355
Decrease in trade and other payables through an increase in shareholders’ equity	783	626
Decrease in trade and other receivables, net through a decrease in borrowings	55,288	-
Increase in trade and other receivables, net through a decrease in trade and other payables	7,915	-
Increase in trade and other receivables, net through a decrease in investments in financial assets	16,825	-
Increase in investments in financial assets through a decrease in equity investments in associates and joint ventures	3,791	-
Increase in investments in financial assets through an increase in borrowings	12,207	-
Dividends not yet paid	2,165	-

	December 31, 2013	December 31, 2012
Merger of subsidiary company
Assets
Property, plant and equipment	67	-
Trade and other receivables	69,149	-
Income tax credit	4,702	-
Investments in financial assets	297	-
Liabilities
Trade and other payables	(14,517)	-
Deferred income tax assets	6,963	-
Payroll and social security liabilities	(119)	-
Provisions	(218)	-
Net value of non-cash assets included as a result of the merger	66,324	-
Cash included as a result of merger	1,084	-
Net value of assets included as a result of the merger	67,408	-
Value as per the equity method prior to merger	67,408	-
Value included as a result of the merger	-	-

18

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

16.	Trade and other payables

The following table shows the Company´s trade and other payables as of December 31, 2013 and June 30, 2013:

	December 31, 2013	June 30, 2013
Non-current
Admission rights	103,164	91,061
Rent and service payments received in advance	16,634	17,098
Guarantee deposits	770	942
Total non-current trade payables	120,568	109,101
Tax amnesty plan for payable taxes	13,616	14,393
Other income to be accrued	8,504	8,637
Total non-current other payables	22,120	23,030
Related parties (Note 30)	240	12
Total non-current trade and other payables	142,928	132,143
Current
Admission rights	94,996	85,439
Rent and service payments received in advance	73,168	75,873
Invoices to be received	66,302	47,386
Trade payables	22,240	20,837
Payments received in advance	27,707	29,098
Guarantee deposits	1,377	1,080
Total current trade payables	285,790	259,713
VAT payables	14,800	14,132
Withholding income tax	21,674	12,912
Tax amnesty plan for payable taxes	2,851	2,852
Dividends payable	3,884	4,393
Other tax payables	5,095	3,686
Other income to be accrued	266	266
Others	1,327	837
Total current other payables	49,897	39,078
Related parties (Note 30)	45,863	59,304
Total current trade and other payables	381,550	358,095
Total trade and other payables	524,478	490,238

19

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

17.	Payroll and social security liabilities

The following table shows the Company´s payroll and social security liabilities as of December 31, 2013 and June 30, 2013:

	December 31, 2013	June 30, 2013
Current
Provision for vacation, bonuses and others	12,571	13,450
Social security payable	5,806	5,924
Total payroll and social security liabilities	18,377	19,374

18.	Provisions

The table below shows the movements in the Company's provisions categorized by type:

	Labor, legal and other claims	Investment in subsidiaries (*)	Total
At June 30, 2013	15,341	-	15,341
Additions as a result of the merger	218	-	218
Additions (Note 27)	5,853	24	5,877
Recoveries (Note 27)	(2,558)	-	(2,558)
Used during the period	(709)	-	(709)
At December 31, 2013	18,145	24	18,169

(*)     Correspond to investment in associates with negative equity. See Note 6.

The opening between current and non-current of total provisions is as follows:

	December 31, 2013	June 30, 2013
Non-current	12,357	10,391
Current	5,812	4,950
	18,169	15,341

20

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

19.	Borrowings

						Book value
	Secured/ unsecured	Currency	Rate	Effective interest rate %	Principal nominal value	December 31, 2013	June 30, 2013
Non-current
APSA ON Series I due 2017 (Note 30)	Unsecured	USD	Fixed	7.875%	110,000	716,211	591,353
Seller financing Soleil Factory (i)	Secured	USD	Fixed	5%	12,610	61,972	49,327
Syndicated loans (iii) (Note 30)	Unsecured	Ps.	Fixed	(iii)	215,890	125,539	175,604
Bank loans (vi)	Unsecured	Ps.	Fixed	15.25%	5,932	5,157	-
Finance lease obligations	Secured	USD	Fixed	7.50%	373	995	1,252
Banco Provincia de Buenos Aires loan (iv)	Unsecured	Ps.	Fixed	15.01%	25,778	12,808	19,163
Non-current borrowings						922,682	836,699
Related parties (Note 30)						34,197	77,279
Total non-current borrowings						956,879	913,978
Current
APSA ON Series I due 2017 (Note 30)	Unsecured	USD	Fixed	7.875%	110,000	6,920	5,520
Seller financing Soleil Factory (i)	Secured	USD	Fixed	5%	12,610	2,073	3,397
Seller financing - Arcos del Gourmet S.A. (ii)	Unsecured	USD	Fixed	11.69%	-	-	11,408
Banco Provincia de Buenos Aires loan (iv)	Unsecured	Ps.	Fixed	15.01%	25,778	12,884	9,625
Syndicated loans (iii) (Note 30)	Unsecured	Ps.	Fixed	(iii)	215,890	89,135	51,005
Bank loans (vi)	Unsecured	Ps.	Fixed	15.25%	5,932	646	-
Bank overdrafts (v)	Unsecured	Ps.	Floating	(v)	-	233,147	273,772
Finance lease obligations	Secured	USD	Fixed	7.50%	373	1,269	1,138
Current borrowings						346,074	355,865
Related parties (Note 30)						3,623	1,227
Total current borrowings						349,697	357,092
Total borrowings						1,306,576	1,271,070

(i)	Seller financing Soleil Factory (investment property) = Mortgage financing of USD 20.7 million with a fixed 5% interest rate due in June 2017.
(ii)	Seller financing Arcos del Gourmet S.A. (intangible assets).
(iii)
On November 16, 2012, the Company subscribed a syndicated loan for Ps. 118,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at a rate of 15.01%. On June 12, 2013 the Company subscribes a new syndicated loan for Ps. 111,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.25%. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario (Note 30).

(iv)	On December 12, 2012, the Company subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal will be repaid in 9 quarterly consecutive installments starting in December 2013.
(v)	Granted by diverse financial institutions. They accrue interest rates ranging from 23% to 35% annually, and are due within a maximum term of 3 months from the closing date of each period.
(vi)	On December 23, 2013, the Company subscribed a loan with Banco Citibank N.A. for Ps. 5.9 million. Principal will be repaid in 9 quarterly consecutive installments starting in December 2014.

21

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

20.	Derivative financial instruments

	December 31, 2013	June 30, 2013
Asset
Current
Foreign-currency futures contracts (Note 30)	22,150	-
Interest rate swaps.	22	-
Total Current	22,172	-
Total assets	22,172	-

Liabilities
Current
Foreign-currency contracts	-	1,732
Total Current	-	1,732
Total liabilities	-	1,732

21.	Current and deferred income tax

The detail of the provision for the Company’s income tax as of December 31, 2013 and 2012 is as follows:

	December 31, 2013	December 31, 2012
Current income tax	93,736	70,911
Deferred income tax	7,090	472
Income tax - Loss	100,826	71,383

The legal tax rate for the Company is 35%.

Deferred income tax (breakdown into assets and liabilities) during the six-month period ended December 31, 2013 and the fiscal year ended June 30, 2013, is as follows:

Deferred income tax assets	Tax loss carry-forward	Trade and other payables	Trading properties	Others	Total
At June 30, 2013	12,885	61,743	7,163	8,635	90,426
Charged / (credited) to the statement of income	(4,362)	3,093	(148)	(406)	(1,823)
Balances added as a result of the merger	3,171	-	-	87	3,258
At December 31, 2013	11,694	64,836	7,015	8,316	91,861

22

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

21.	Current and deferred income tax (Continued)

Deferred income tax liabilities	Investment properties	Investments	Trade and other receivables	Others	Total
At June 30, 2013	(91,012)	(49,813)	(37,435)	(2,290)	(180,550)
Charged / (credited) to the statement of income	(7,379)	5,067	(3,298)	343	(5,267)
Balances added as a result of the merger	-	-	3,705	-	3,705
At December 31, 2013	(98,391)	(44,746)	(37,028)	(1,947)	(182,112)

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Profit before income tax for the six-month period ended December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
Results calculated at the tax rates in force	119,488	83,387
Tax effects of:
Non-deductible items	1,052	455
Share of profit of subsidiaries, associates and joint ventures	(17,300)	(9,063)
Others	(2,414)	(3,396)
Income tax	100,826	71,383

22.	Equity

See note 25 to the Unaudited Condensed Interim Consolidated Financial Statements.

23

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

23.	Revenues

For the six-month periods ended December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012

Base rent	303,598	232,038
Expenses and collective promotion fund	289,700	220,953
Contingent rent	155,944	124,745
Admission rights	53,972	45,895
Parking fees	29,046	22,522
Averaging of scheduled rent escalation	9,260	13,405
Management fees	8,960	6,997
Others	1,734	1,509
Total rental and service income	852,214	668,064
Sale of trading properties	16,445	4,260
Total gain from disposal of trading properties	16,445	4,260
Other revenues from consumer financing	334	-
Total other revenues from consumer financing	334	-
Total revenue	868,993	672,324

24.	Costs

For the six-month periods ended December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
Service charge expense and other operating costs	364,608	287,907
Total cost of property operations	364,608	287,907
Cost of sale of trading properties	4,072	2,027
Total cost of sale of trading properties	4,072	2,027
Other costs from consumer financing	171	-
Total other costs from consumer financing	171	-
Total costs (Note 25)	368,851	289,934

24

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

25.	Expenses by nature

For the six-month period ended December 31, 2013:

	Costs
	Charges for services and other operating costs	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses	108,887	-	-	11,994	1,787	122,668
Maintenance, security, cleaning, repairs and others	74,632	956	-	388	49	76,025
Advertising and other selling expenses	86,429	-	-	-	5,736	92,165
Amortization and depreciation	46,431	-	-	394	35	46,860
Taxes, rates and contributions	27,438	91	-	40	19,253	46,822
Directors’ Fees	-	-	-	27,629	-	27,629
Fees and payments for services	10,404	-	169	5,794	1,648	18,015
Leases and expenses	7,625	458	-	816	58	8,957
Impairment of receivables (charge and recovery)	-	-	-	-	43	43
Cost of sale of properties	-	2,567	-	-	-	2,567
Other expenses	2,762	-	2	1,395	27	4,186
Total expenses by nature	364,608	4,072	171	48,450	28,636	445,937

25

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

25.	Expenses by nature (Continued)

For the six-month period ended December 31, 2012:

	Costs
	Charges for services and other operating costs	Cost of sale of trading properties	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses	82,857	221	3,258	2,274	88,610
Maintenance, security, cleaning, repairs and others	64,987	607	234	60	65,888
Advertising and other selling expenses	59,192	-	-	2,313	61,505
Amortization and depreciation	48,166	-	343	58	48,567
Taxes, rates and contributions	20,806	77	61	15,143	36,087
Directors’ Fees	-	-	22,832	-	22,832
Fees and payments for services	7,931	1	6,398	469	14,799
Leases and service charges	3,240	358	414	102	4,114
Impairment of receivables (charge and recovery)	-	-	-	1,709	1,709
Cost of sale of properties	-	762	-	-	762
Other expenses	728	1	1,162	37	1,928
Total expenses by nature	287,907	2,027	34,702	22,165	346,801

26

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

26.	Employee costs

For the six-month periods ended December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
Salaries, bonuses and social security costs	113,445	86,074
Equity incentive plan cost (Note 29)	9,223	2,536
Employee costs	122,668	88,610

27.	Other operating results, net

For the six-month periods ended December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
Management fees	7,951	6,377
Lawsuits (Note 18)	(3,295)	(3,670)
Donations	(6,888)	(2,987)
Others	(218)	15
Total other operating results, net	(2,450)	(265)

28.	Financial results, net

For the six-month periods ended December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
Finance income:
- Interest income	21,318	8,192
- Foreign exchange	11,547	2,924
Finance income	32,865	11,116
Finance costs:
- Interest expense	(68,546)	(40,772)
- Foreign exchange	(140,466)	(62,681)
- Other finance costs	(11,267)	(9,899)
Subtotal financial costs	(220,279)	(113,352)
Less: Capitalized borrowing costs	14,657	2,721
Finance cost	(205,622)	(110,631)
Other financial results:
- Gain / (loss) of financial instruments at fair value through profit or loss	17,153	(12,227)
- Result from derivative financial instruments	26,964	(1,162)
Other financial results	44,117	(13,389)
Total financial results, net	(128,640)	(112,904)

27

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Share-based payments

See description of Company´s share-based payments in Note 32 to the Unaudited Condensed Interim Consolidated Financial Statements.

30.	Related party transactions

During the normal course of business, the Group conducts transactions with different entities or parties related to it. An individual or legal entity is considered a related party where:

-
An entity, individual or close relative of such individual or legal entity exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its controlling company.

-	An entity is a subsidiary, associate or joint venture of the entity or its controlling or controlled company.

The main transactions conducted with related parties are described in the annual Financial Statements for the fiscal year ended June 30, 2013. Below is the description of the new transactions performed during the semester:

Lease agreement between ARCOS - APSA

On September 16, 2013, Arcos and APSA entered into a lease agreement whereby the Company delivered the preexisting basic structures of the Complex for the lessee to build and commercially operate a shopping center. The term of the lease was agreed in five years as from the opening of the shopping center. The total price of the lease was fixed in an amount equal to the value of improvements introduced by APSA to the property as of the opening day.

As of the financial statements closing date, the improvements introduced by the lessee are pending conveyance, which shall take place upon opening of the shopping center.

Lease Agreement for Neuquen Complex - APSA

On October 8, 2013, Shopping Neuquén and APSA entered into a lease agreement whereby Shopping Neuquén delivered the preexisting basic structures of the Complex for APSA to build and commercially operate a shopping center. The term of the lease was agreed in 10 years as from July 1, 2013, on the effective delivery of the property. The total price of the lease was fixed in an amount equal to the value of improvements introduced by APSA to the property on the opening day plus Ps. 19.04 million and taxes, if applicable.

As of the financial statements closing date, the improvements introduced by the lessee are pending conveyance, which shall take place upon opening of the shopping center.

28

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.           Related party transactions (Continued)

The following is a summary of the balances with related parties as of December 31, 2013:

Related party	Description of transaction	Current Financial assets at fair value through profit or loss	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings	Current Derivative financial instruments
Direct parent company
IRSA Inversiones y	Reimbursement of expenses	-	-	-	-	(3,198)	-	-	-
Representaciones	Share-based payments	-	-	79	-	-	-	-	-
Sociedad Anónima (IRSA)	Borrowings	-	-	115,026	-	-	-	-	-
	Non-Convertible notes	12,301	-	-	-	-	-	-	-
Total direct parent company		12,301	-	115,105	-	(3,198)	-	-	-

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	-	(1,402)	-	-	-
	Corporate Services	-	-	-	-	(20,431)	-	-	-
	Non-Convertible notes	-	-	-	-	-	(17,639)	(189)	-
	Share-based payments	-	-	538	-	-	-	-	-
Total direct parent company of IRSA		-	-	538	-	(21,833)	(17,639)	(189)	-

Associates of APSA
Tarshop S.A.	Reimbursement of expenses	-	-	695	-	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	(228)	(369)	-	-	-
Total associates of APSA		-	-	695	(228)	(369)	-	-	-

Joint venture of APSA
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	493	-	-	-	-	-
	Leases’ collections	-	-	6	-	(9)	-	-	-
	Management fees	-	-	1,399	-	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	-	(279)	-	-	-
Quality Invest S.A.	Management fees	-	-	68	-	-	-	-	-
	Reimbursement of expenses	-	-	52	-	-	-	-	-
Total Joint venture of APSA		-	-	2,018	-	(288)	-	-	-

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	-	692	-	-	-	-	-
Nuevas Fronteras S.A.	Reimbursement of expenses	-	-	28	-	(102)	-	-	-
Solares de Santa María S.A.	Reimbursement of expenses	-	-	6	-	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	-	-	2	-	-	-	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	2	-	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	81	-	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	1	-	-	-	-	-
Total subsidiaries of IRSA		-	-	812	-	(102)	-	-	-

29

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.           Related party transactions (Continued)

Related party	Description of transaction	Current Financial assets at fair value through profit or loss	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings	Current Derivative financial instruments
Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	97	-	(1)	-	-	-
Cactus S.A.	Reimbursement of expenses	-	-	1	-	-	-	-	-
Exportaciones Agroindustriales Argentinas S.A.	Reimbursement of expenses	-	-	-	-	(57)	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	2	-	-	-	-	-
Total parent company		-	-	100	-	(58)	-	-	-

Subsidiaries of APSA
Arcos del Gourmet S.A.	Reimbursement of expenses	-	-	127	-	-	-	-	-
	Management fees	-	-	10,953	-	-	-	-	-
	Leases’ collections	-	-	-	-	(8)	-	-	-
	Proceeds on behalf and on the order of	-	-	17,336	-	-	-	-	-
Conil S.A.	Reimbursement of expenses	-	-	-	-	(43)	-	-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	-	1,390	-	-	-	-	-
	Management fees	-	-	149	-	-	-	-	-
	Leases’ collections	-	-	-	-	(811)	-	-	-
	Leases and/or rights of spaces use	-	-	-	-	(248)	-	-	-
	Non-Convertible notes	-	-	-	-	-	(854)	(9)	-
Fibesa S.A.	Reimbursement of expenses	-	-	356	-	-	-	-	-
	Leases and/or rights of spaces use	-	-	1,739	-	-	-	-	-
	Leases’ collections	-	-	-	-	(6)	-	-	-
	Share-based payments	-	-	324	-	-	-	-	-
	Management fees	-	-	117	-	-	-	-	-
	Borrowings	-	-	-	-	-	(34,197)	(2,975)	-
	Purchase of shares	-	-	-	-	(1,865)	-	-	-
Panamerican Mall S.A.	Reimbursement of expenses	-	-	6,732	-	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	-	(1,684)	-	-	-
	Management fees	-	-	2,926	-	-	-	-	-
	Leases’ collections	-	-	-	-	(88)	-	-	-
	Non-Convertible notes	-	-	-	-	-	(1,428)	(15)	-
	Borrowings	-	-	-	-	-	-	(648)	-
Shopping Neuquén S.A.	Reimbursement of expenses	-	-	-	-	(2)	-	-	-
	Borrowings	-	21,747	-	-	-	-	-	-
	Leases and/or rights of spaces use	-	15,957	1,019	-	-	-	-	-
Torodur S.A.	Borrowings	-	4,281	-	-	-	-	-	-
	Reimbursement of expenses	-	-	-	-	(3)	-	-	-
Total subsidiaries of APSA		-	41,985	43,168	-	(4,758)	(36,479)	(3,647)	-

30

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.           Related party transactions (Continued)

Related party	Description of transaction	Current Financial assets at fair value through profit or loss	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings	Current Derivative financial instruments
Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	1,673	-	(857)	-	-	-
	Foreign-currency futures contract	-	-	-	-	-	-	-	22,150
	Leases and/or rights of spaces use	-	-	64	-	-	-	-	-
	Borrowings	-	-	-	-	-	(27,780)	(17,221)	-
Total associate of IRSA		-	-	1,737	-	(857)	(27,780)	(17,221)	22,150

Joint venture of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	57	-	-	-	-	-
Total Joint venture of IRSA		-	-	57	-	-	-	-	-

Other related parties
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	96	-	(5)	-	-	-
Entrenimiento Universal S.A.	Reimbursement of expenses	-	-	34	-	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	98	-	-	-	-	-
Entertainment Holding S.A	Reimbursement of expenses	-	-	60	-	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	92	-	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	10	-	(220)	-	-	-
Austral Gold	Reimbursement of expenses	-	-	7	-	-	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	57	-	(5)	-	-	-
	Leases and/or rights of spaces use	-	-	697	-	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	18	-	-	-	-	-
Inversiones Financieras del Sur	Reimbursement of expenses	-	-	-	-	(5)	-	-	-
Total other related parties		-	-	1,169	-	(235)	-	-	-

Directors								-
Directors	Fees	-	-	-	-	(14,089)	-	-	-
	Reimbursement of expenses	-	-	-	-	(76)	-	-	-
	Guarantee deposits	-	-	-	(12)	-	-	-	-
Total Directors		-	-	-	(12)	(14,165)	-	-	-
Total		12,301	41,985	165,399	(240)	(45,863)	(81,898)	(21,057)	22,150

31

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.           Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2013:

Related party	Description of transaction	Non-current trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Direct parent company
IRSA Inversiones y Representaciones	Reimbursement of expenses	-	72	-	(4,440)	-	-
Sociedad Anónima (IRSA)	Borrowings	-	64,533	-	-	-	-
	Leases’ collections	-	311	-	-	-	-
Total direct parent company		-	64,916	-	(4,440)	-	-

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	(10,431)	-	-
	Corporate services	-	-	-	(25,424)	-	-
	Share-based payments	-	538	-	-	-	-
Total direct parent company of IRSA		-	538	-	(35,855)	-	-

Associates of APSA
Tarshop S.A.	Reimbursement of expenses	-	195	-	(1)	-	-
Total associates of APSA		-	195	-	(1)	-	-

Joint venture of APSA
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	272	-	(92)	-	-
	Leases’ collections	-	-	-	(13)	-	-
	Management fees	-	629	-	-	-	-
Quality Invest S.A.	Management fees	-	46	-	-	-	-
	Reimbursement of expenses	-	51	-	-	-	-
	Borrowings	-	500	-	-	-	-
Total Joint venture of APSA		-	1,498	-	(105)	-	-

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	845	-	-	-	-
Nuevas Fronteras S.A.	Reimbursement of expenses	-	28	-	(63)	-	-
Solares de Santa María S.A.	Reimbursement of expenses	-	5	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	-	2	-	-	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	2	-	-	-	-
IRSA Internacional LLC	Reimbursement of expenses	-	67	-	-	-	-
Canteras Natal Crespo S.A.	Reimbursement of expenses	-	1	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	1	-	-	-	-
Total subsidiaries of IRSA		-	951	-	(63)	-	-

32

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.           Related party transactions (Continued)

Related party	Description of transaction	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	36	-	(6)	-	-
FyO Trading S.A.	Reimbursement of expenses	-	9	-	-	-	-
Total parent company		-	45	-	(6)	-	-

Subsidiaries of APSA
Arcos del Gourmet S.A.	Reimbursement of expenses	-	667	-	-	-	-
	Management fees	-	8,694	-	-	-	-
Apsamedia S.A. (*)	Reimbursement of expenses	-	121	-	(69)	-	-
	Leases and/or rights of spaces use	-	7,794	-	-	-	-
	Borrowings	-	-	-	-	(55,289)	-
Conil S.A.	Reimbursement of expenses	-	25	-	-	-	-
	Leases’ collections	-	-	-	(16)	-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	1,459	-	-	-	-
	Management fees	-	74	-	-	-	-
	Leases’ collections	-	-	-	(900)	-	-
	Non-Convertible notes	-	-	-	-	(706)	(8)
Fibesa S.A.	Reimbursement of expenses	-	378	-	-	-	-
	Leases and/or rights of spaces use	-	1,376	-	(4)	-	-
	Share-based payments	-	324	-	-	-	-
	Management fees	-	17	-	-	-	-
	Borrowings	-	-	-	-	(21,990)	(700)
	Purchase of shares	-	-	-	(1,865)	-	-
Panamerican Mall S.A.	Reimbursement of expenses	-	4,094	-	-	-	-
	Management fees	-	1,573	-	-	-	-
	Leases’ collections	-	-	-	(3,622)	-	-
	Non-Convertible notes	-	-	-	-	(1,180)	(13)
	Borrowings	-	-	-	-	-	(527)
Shopping Neuquén S.A.	Reimbursement of expenses	-	52	-	-	-	-
	Borrowings	19,941	-	-	-	-	-
Torodur S.A.	Borrowings	3,294	-	-	-	-	-
	Reimbursement of expenses	-	40	-	-	-	-
Total subsidiaries of APSA		23,235	26,688	-	(6,476)	(79,165)	(1,248)

Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	299	-	(281)	-	-
	Leases and/or rights of spaces’ use	-	1	-	-	-	-
	Borrowings	-	-	-	-	(35,557)	(9,738)
Total associate of IRSA		-	300	-	(281)	(35,557)	(9,738)

Joint venture of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	84	-	(59)	-	-
Total Joint venture of IRSA		-	84	-	(59)	-	-

33

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.           Related party transactions (Continued)

Related party	Description of transaction	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Other related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	29	-	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	88	-	(6)	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	10	-	(437)	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	133	-	(11)	-	-
	Leases and/or rights of spaces’ use	-	902	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	13	-	-	-	-
Inversiones Financieras del Sur	Reimbursement of expenses	-	-	-	(3)	-	-
Total other related parties		-	1,175	-	(457)	-	-

Directors
Directors	Fees	-	-	-	(11,492)	-	-
	Reimbursement of expenses	-	-	-	(69)	-	-
	Guarantee deposits	-	-	(12)	-	-	-
Total directors		-	-	(12)	(11,561)	-	-
Total		23,235	96,390	(12)	(59,304)	(114,722)	(10,986)

(*)	As from July 1, 2013, the Company was merged into APSA. See Note 2.4..

34

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.           Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the six-month period ended December 31, 2013:

Related Party	Leases and/or rights of use	Fees	Corporate Services	Financial operations	Donations	Letting fees
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	(2,295)	-	-	2,105	-	-
Total direct parent company	(2,295)	-	-	2,105	-	-

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	-	-	(39,674)	(1,480)	-	-
Total direct parent company of IRSA	-	-	(39,674)	(1,480)	-	-

Subsidiaries of APSA
Emprendimientos Recoleta S.A.	(191)	360	-	(30)	-	-
Panamerican Mall S.A.	(2,199)	4,563	-	(51)	-	-
Arcos del Gourmet S.A.	-	1,852	-	-	-	-
Fibesa S.A.	-	81	-	(2,276)	-	(104)
Conil S.A.	(180)	-	-	-	-	-
Torodur S.A.	-	-	-	1,095	-	-
Shopping Neuquén S.A.	(1,096)	-	-	1,806	-	-
Total subsidiaries of APSA	(3,666)	6,856	-	544	-	(104)

Associates of APSA
Tarshop S.A.	1,347	(239)	-	-	-	-
Total associates of APSA	1,347	(239)	-	-	-	-

Other related parties
Estudio Zang, Bergel & Viñes	-	(752)	-	-	-	-
Fundación IRSA	-	-	-	-	(1,450)	-
Hamonet S.A.	(57)	-	-	-	-	-
Isaac Elsztain e Hijos S.A.	(109)	-	-	-	-	-
Total other related parties	(166)	(752)	-	-	(1,450)	-

Directors
Directors	-	(25,844)	-	-	-	-
Total Directors	-	(25,844)	-	-	-	-

Joint Ventures of APSA
Quality Invest S.A.	-	108	-	-	-	-
Nuevo Puerto Santa Fe S.A.	(230)	986	-	-	-	-
Total Joint Ventures of APSA	(230)	1,094	-	-	-	-

Associates of IRSA
Banco Hipotecario S.A.	225	-	-	22,150	-	-
Total associates of IRSA	225	-	-	22,150	-	-
	(4,785)	(18,885)	(39,674)	23,319	(1,450)	(104)

35

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.           Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the six-month period ended December 31, 2012:

Related Party	Leases and/or rights of use	Fees	Corporate Services	Financial operations	Donations	Letting fees
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	(2,249)	-	-	(6,274)	-	-
Total direct parent company	(2,249)	-	-	(6,274)	-	-

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	-	-	(33,091)	-	-	-
Total direct parent company of IRSA	-	-	(33,091)	-	-	-

Subsidiaries of APSA
Emprendimientos Recoleta S.A.	-	360	-	(27)	-	-
Panamerican Mall S.A.	-	3,671	-	(45)	-	-
Arcos del Gourmet S.A.	-	1,452	-	-	-	-
Fibesa S.A.	-	81	-	(1,335)	-	(20)
Apsamedia S.A. (*)	8,750	-	-	(3,041)	-	-
Torodur S.A.	-	-	-	1,741	-	-
Shopping Neuquén S.A.	-	-	-	489	-	-
Total Subsidiaries of APSA	8,750	5,564	-	(2,218)	-	(20)

Associates of APSA
Tarshop S.A.	1,120	-	-	-	-	-
Total associates of APSA	1,120	-	-	-	-	-

Other related parties
Estudio Zang, Bergel & Viñes	-	(561)	-	-	-	-
Fundación IRSA	-	-	-	-	(1,171)	-
Hamonet S.A.	(47)	-	-	-	-	-
Isaac Elsztain e Hijos S.A.	(89)	-	-	-	-	-
Total Other related parties	(136)	(561)	-	-	(1,171)	-

Directors
Directors	-	(22,832)	-	-	-	-
Total Directors	-	(22,832)	-	-	-	-

Joint Ventures of APSA
Quality Invest S.A.	-	108	-	28	-	-
Nuevo Puerto Santa Fe S.A.	-	705	-	-	-	-
Total Joint Ventures of APSA	-	813	-	28	-	-

Associate of IRSA
Banco Hipotecario S.A.	181	-	-	-	-	-
Total Associate of IRSA	181	-	-	-	-	-
	7,666	(17,016)	(33,091)	(8,464)	(1,171)	(20)

(*)     As from July 1, 2013, the Company was merged into APSA. See Note 2.4..

36

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

31.	Negative working capital

At the end of the period, the Company has negative working capital. This situation is presently being considered by the Company´s Board of Directors and Management.

32.	Special Reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

33.	CNV General Resolution No. 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution No. 622, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 - Investment properties
Note 8 - Property, plant and equipment
Exhibit B - Intangible assets	Note 10 - Intangible assets
Exhibit C - Equity investments	Note 34 - Equity investments
Exhibit D - Other investments	Note 12 - Financial instruments by category
Note 14 - Investments in financial assets
Note 15 - Cash and cash equivalents information
Exhibit E – Provisions	Note 13 - Trade and other receivables
Note 18 - Provisions
Exhibit F – Cost of sales and services provided	Note 9 - Trading properties
Note 24 - Costs
Exhibit G - Foreign currency assets and liabilities	Note 35 - Foreign currency assets and liabilities

37

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Equity investments

						Issuer’s information
								Last financial statements issued
Issuer and type of securities	Class / Items	Amount	Value recorded as of 12.31.13	Value recorded as of 06.30.13	Market value as of 12.31.13	Main activity	Registered office	Date	Common stock (nominal value)	Income (loss) for the period	Shareholders' Equity	Interest in common stock
Fibesa S.A.	Common shares 1 vote	2,323,125	41,649	28,567	Not publicly traded	Real estate investment	Argentina	12.31.13	2,323	11,655	41,649	99.99996%
	Higher value		(48,312)	(41,838)
Apsamedia S.A. (1)	Common shares 1 vote	-	-	67,408	-	-	-	-	-	-	-	-
Torodur S.A. (2)	Common shares 1 vote	55,646,083	17,203	3,504	Not publicly traded	Investment	Uruguay	12.31.13	17,975	659	17,203	100%
Quality Invest S.A.	Common shares 1 vote	69,814,342	63,005	63,210	Not publicly traded	Real estate investment	Argentina	12.31.13	139,629	(1,410)	126,010	50%
	Goodwill		3,911	3,911
	Higher value		19,381	19,489
Emprendimiento	Common shares 1 vote	13,449,990	36,355	33,771	Not publicly traded	Real estate investment	Argentina	12.31.13	25,054	13,261	67,719	53.684%
Recoleta S.A.	Intergroup transactions		(658)	(1,471)
	Higher value		-	89
Shopping Neuquén S.A.	Common shares 1 vote	12,571,289	4,856	16,797	Not publicly traded	Real estate investment	Argentina	12.31.13	12,690	(809)	8,536	99.067%
	Irrevocable contributions		3,600	7,277
	Higher value		8,043	6,807
	Intergroup transactions		(3,626)	(1,859)
Panamerican Mall S.A.	Common shares 1 vote	397,661,430	548,273	506,013	Not publicly traded	Real estate investment	Argentina	12.31.13	497,077	52,824	685,341	80%
	Higher value		99,613	101,554

38

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Equity investments (Continued)

						Issuer’s information
								Last financial statements issued
Issuer and type of securities	Class / Items	Amount	Value recorded as of 12.31.13	Value recorded as of 06.30.13	Market value as of 12.31.13	Main activity	Registered office	Date	Common stock (nominal value)	Income (loss) for the period	Shareholders' Equity	Interest in common stock
Arcos del Gourmet S.A.	Common shares 1 vote	72,973,903	58,999	60,826	Not publicly traded	Real estate investment	Argentina	12.31.13	81,082	(2,330)	65,554	90%
	Irrevocable contributions		-	270
	Higher value		31,086	27,313
Nuevo Puerto Santa Fe S.A.	Common shares 1 vote	138,750	12,366	11,003	Not publicly traded	Real estate investment	Argentina	12.31.13	27,750	4,091	37,099	33.33%
	Higher value		2,712	2,770
	Goodwill		1,135	1,135
Tarshop S.A.	Common shares 1 vote	26,759,288	37,965	40,718	Not publicly traded	Consumer financing	Argentina	12.31.13	133,796	(13,761)	189,826	20%
	Intergroup transactions		(1,262)	(1,578)
Conil S.A.	Common shares 1 vote	2,302,670	1,526	1,506	Not publicly traded	Real estate investment	Argentina	12.31.13	2,363	(49)	1,566	97.46%
	Goodwill		472	472
Entertainment Holdings S.A.	Common shares 1 vote	22,395,574	23,506	12,709	Not publicly traded	Investment	Argentina	12.31.13	44,791	5,786	47,009	50%
	Higher value		(23,192)	24
	Goodwill		26,647	10,652
Entertainment Universal S.A.	Common shares 1 vote	300	(24)	-	Not publicly traded	Event organization and others	Argentina	12.31.13	12	(3) 61	929	2.5%

Total non-current investments at 12.31.13			965,229	-
Total non-current investments at 06.30.13			-	981,049

(1) As from July 1, 2013, the Company was merged into APSA. See Note 2.4..
(2) 1 share corresponds to 1 Uruguayan peso.
(3) Corresponds to results from the fiscal year beginning on January 1, 2013 and ended December 31, 2013.

39

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

35.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (*)	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 12.31.13	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 06.30.13
Asset
Trade and other receivables
US Dollar	19,653	6.481	127,374	14,542	5.348	77,770
Euros	3	8.9399	26	3	6.949	20
Total trade and other receivables, net			127,400			77,790
Investments in financial assets
US Dollar	2,345	6.481	15,199	-	-	-
Total investments in financial assets			15,199			-
Cash and cash equivalents
US Dollar	1,748	6.481	11,327	1,809	5.348	9,677
Pounds	1	10.6995	16	1	8.08	12
Euros	13	8.9399	116	13	6.949	91
Total cash and cash equivalents			11,459			9,780
Total Assets as of 12.31.13			154,058			-
Total Assets as of 06.30.13			-			87,570
Liabilities
Trade and other payables
US Dollar	3,829	6.521	24,970	5,077	5.388	27,354
Euros	-	-	-	6	7.0146	41
Total trade and other payables			24,970			27,395
Borrowings
US Dollar	121,399	6.521	791,642	123,553	5.388	665,706
Total borrowings			791,642			665,706
Total Liabilities as of 12.31.13			816,612			-
Total Liabilities as of 06.30.13			-			693,101

(*)	The Company uses some complementary financial instruments with the purpose of reducing its expose to exchange rate movements. See Note 20.
(1)	Exchange rate as of December 31 and June 30, 2013 according to Nación Argentina´s Bank.

40

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

36.	Barters transactions

On November 14, 2013, Alto Palermo S.A. (“APSA”) and Condominios del Alto S.A. (Condominios) executed a conveyance deed whereby Condominios conveyed upon APSA  freehold and full possession of the units agreed in exchange for lot 2H. Upon such execution, APSA stated that the mortgage on the property has been fully discharged.

37.	Subsequent events

•
Following the end of the period, the Argentine Peso devalued against the USD and other currencies by around 20%, which had a negative impact on the financial position and results of operations of the Company due mainly to the currency exposure of our net assets and liabilities in foreign currency as detailed in note 35.

According to the Company’s estimates, this leads to a pre-tax loss of Ps. 41.6 million, with its correspondent reduction in Shareholders’ Equity, all based on the Company’s position in foreign currency as of December 31, 2013, which has not been recognized in these financial statements.
The main assets of the Company, including shopping centers, land reserves, offices and other income-generating real property, and property for sale—are valued for accounting purposes at historic cost, and thus the Company will not recognize any gain/loss as a result of such devaluation.

•
On January 21, 2014, the General Shareholders’ Meeting held by unanimous consent of Fibesa S.A. approved the payment of dividends for the amount of Ps. 22.0 million to the shareholders, based on their corresponding interest.

41

Alto Palermo S.A. (APSA)

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.1.

3.	Receivables and liabilities by maturity date.

		Falling due	Without term	Without term	To be due
Items		December 31, 2013	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total
Receivables	Trade and other receivables	54,236	-	-	386,723	16,786	16,426	131,342	43,609	44,207	5,911	3,603	702,843
	Total	54,236	-	-	386,723	16,786	16,426	131,342	43,609	44,207	5,911	3,603	702,843
Liabilities	Trade and other payable	17,277	-	-	259,999	42,120	35,136	27,018	71,666	33,582	21,588	16,092	524,478
	Short-term and long-term debt	-	-	-	250,974	35,442	30,583	32,698	117,010	27,490	778,182	34,197	1,306,576
	Provisions	-	5,812	12,357	-	-	-	-	-	-	-	-	18,169
	Salaries and social security payable	-	-	-	13,095	-	5,282	-	-	-	-	-	18,377
	Income tax liability and Deferred Income Tax	-	-	90,251	-	-	-	53,788	-	-	-	-	144,039
	Total	17,277	5,812	102,608	524,069	77,562	71,001	113,504	188,676	61,072	799,770	50,288	2,011,639

42

Alto Palermo S.A. (APSA)

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity.

		Current			Non -current			Totals
Items		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Receivables	Trade and other receivables	484,098	121,415	605,513	91,345	5,985	97,330	575,443	127,400	702,843
	Total	484,098	121,415	605,513	91,345	5,985	97,330	575,443	127,400	702,843
Liabilities	Trade and other payable	356,610	24,940	381,550	142,898	30	142,928	499,508	24,970	524,478
	Short-term and long-term debt	338,332	11,365	349,697	176,602	780,277	956,879	514,934	791,642	1,306,576
	Salaries and social security payable	18,377	-	18,377	-	-	-	18,377	-	18,377
	Provisions	5,812	-	5,812	12,357	-	12,357	18,169	-	18,169
	Income tax liability and Deferred Income Tax	53,788	-	53,788	90,251	-	90,251	144,039	-	144,039
	Total	772,919	36,305	809,224	422,108	780,307	1,202,415	1,195,027	816,612	2,011,639
4.b.	Breakdown of accounts receivable and liabilities by adjustment clause.

At December 31, 2013 there are not receivable and liabilities subject to adjustment clause.

43

Alto Palermo S.A. (APSA)

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.	Breakdown of accounts receivable and liabilities by interest clause.

		Current				Non-current
		Accruing interest		Non-Accruing interest	Subtotal	Accruing interest		Non-Accruing interest	Subtotal	Accruing interest		Non- Accruing interest
Items		Fixed rate	Variable rate			Fixed rate	Floating rate			Fixed rate	Floating rate		Total
Receivables	Trade and other receivables	124,040	-	481,473	605,513	4,654	21,747	70,929	97,330	128,694	21,747	552,402	702,843
	Total	124,040	-	481,473	605,513	4,654	21,747	70,929	97,330	128,694	21,747	552,402	702,843
Liabilities	Trade and other payable	2,851	-	378,699	381,550	13,616	-	129,312	142,928	16,467	-	508,011	524,478
	Short-term and long-term debt	104,219	233,795	11,683	349,697	923,123	33,756	-	956,879	1,027,342	267,551	11,683	1,306,576
	Salaries and social security payable	-	-	18,377	18,377	-	-	-	-	-	-	18,377	18,377
	Provisions	-	-	5,812	5,812	-	-	12,357	12,357	-	-	18,169	18,169
	Income tax liability and Deferred Income Tax	-	-	53,788	53,788	-	-	90,251	90,251	-	-	144,039	144,039
	Total	107,070	233,795	468,359	809,224	936,739	33,756	231,920	1,202,415	1,043,809	267,551	700,279	2,011,639

44

Alto Palermo S.A. (APSA)

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.	Related parties.

a.	Interest in related parties.

Name of parent Company	Place of business / country of incorporation	Main activity (*)	% of ownership interest held by the Group
Equity interest:
Arcos del Gourmet S.A.	Argentina	Real estate investment	90%
Conil S.A.	Argentina	Real estate investment	97.46%
Emprendimiento Recoleta S.A.	Argentina	Real estate investment	53.684%
Fibesa S.A.	Argentina	Real estate investment	99.999%
Panamerican Mall S.A.	Argentina	Real estate investment	80%
Shopping Neuquén S.A.	Argentina	Real estate investment	99.07%
Torodur S.A.	Uruguay	Investment	100%

b.	Related parties debit/credit balances. See Note 30.

6.	Borrowings to directors.

See Note 30.

7.	Inventories.

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	Current values.

See Note 2 to the Condensed Consolidated Financial Statements as of June 30, 2013.

9.	Appraisal revaluation of fixed assets.

None.

10.	Obsolete unused fixed assets.

None.

45

Alto Palermo S.A. (APSA)

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

11.	Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.	Recovery values.

See Note 2 to the Condensed Consolidated Financial Statements as of June 30, 2013.

13.	Insurances

Real Estate	Insured amounts	Accounting values	Risk covered
Abasto	208,215	126,857	Fire, full risk and dismissed profit
Alto Palermo	202,910	82,462	Fire, full risk and dismissed profit
Mendoza Plaza	69,633	67,735	Fire, full risk and dismissed profit
Paseo Alcorta	89,727	54,901	Fire, full risk and dismissed profit
Alto Avellaneda	145,370	45,594	Fire, full risk and dismissed profit
Alto Rosario	91,496	67,853	Full risk, construction and assembly
Patio Bullrich	71,167	68,142	Fire, full risk and dismissed profit
Córdoba Shopping – Villa Cabrera	37,027	55,081	Fire, full risk and dismissed profit
Alto Noa	38,738	13,843	Fire, full risk and dismissed profit
Soleil Factory	30,336	92,556	Fire, full risk and dismissed profit
Patio Olmos	262	29,736	Fire, full risk and dismissed profit
SUBTOTAL	984,881	704,760
Unique policy	15,000	-	Third party liability

The insurance amounts not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

46

Alto Palermo S.A. (APSA)

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2012
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

17.	Unpaid accumulated dividends on preferred shares.

None.

18.	Restrictions on distributions of profits.

See Note 29 to the Consolidated Financial Statements as of June 30, 2013.

47

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

Alto Palermo S.A. (APSA)

C.U.I.T.: 30-52767733-1

Legal address: Moreno 877 - 22° floor - Autonomous City of Buenos Aires

1.
We have reviewed the accompanying unaudited condensed interim separate statement of financial position of Alto Palermo S.A. (APSA) as of December 31, 2013, and the related unaudited condensed interim separate statements of comprehensive income for the six and three-month periods ended December 31, 2013, the unaudited condensed interim separate statements of changes of shareholders’ equity for the six-month period ended December 31, 2013 and unaudited condensed interim separate statements of cash flows for the six-month period ended December 31, 2013 and selected explanatory notes. The balances and other information corresponding to the fiscal year ended June 30, 2013 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

2.
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with professional accounting standards of Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences added by the National Securities Commission to its regulations. Those standards differ from the International Financial Reporting Standards and, especially, from the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34) approved by the International Accounting Standard Board and used for the preparation of the unaudited condensed interim separate financial statements of Alto Palermo S.A. (APSA) with its subsidiary. Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.
We conducted our review in accordance with Technical Resolution No. 7 issued by the FACPCE for a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Continued)

4.
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements have not been prepared in all material respects in accordance with Technical Pronouncement No. 26 of the FACPCE for separate financial statements of a parent company.

5.	In accordance with current regulations, we hereby inform that :

a)
the unaudited condensed interim separate financial statements of Alto Palermo S.A. (APSA) are recorded in the "Inventory and Balance Sheet Book" and carried in all formal respects in conformity with legal requirements, and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and the corresponding resolutions of the National Securities Commission;

b)	the unaudited condensed interim separate financial statements of Alto Palermo S.A. (APSA) arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)
we have read the Additional Information to the notes to the unaudited condensed interim separate financial statements required by Article 68 of the Buenos Aires Stock Exchange Regulations and Section 12, Chapter III, Title IV of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at December 31, 2013, the debt of Alto Palermo S.A. (APSA) owed in favor of the Argentine Integrated Pension System which arises from accounting records and submissions amounted to Ps. 3,337,078, which was not callable at that date.

Autonomous City of Buenos Aires, February 10, 2014

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 326 Fº 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 30 José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 102 Fº 191

Alto Palermo Sociedad Anónima (APSA)

Summary as of December 31, 2013

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Buenos Aires, February 10, 2014 - Alto Palermo S.A. (APSA) (BASE: APSA, NASDAQ: APSA) and alternatively the “Company”, a leading company engaged in the acquisition, development, possession and management of Shopping Centers in Argentina, announces today its results for the six-month period ended on December 31, 2013.

Consolidated Income Statement
(excludes interests in equity investees and joint businesses)

	IIQ 14	IIQ 13	YoY var	6M 14	6M 13	YoY var
Revenues	576.0	451.6	27.5%	1,034.6	812.3	27.4%
Operating Income	274.4	207.1	32.5%	490.1	371.3	32.0%
Depreciation and Amortization	31.4	32.6	-3.5%	62.5	64.9	-3.7%
EBITDA	305.8	239.7	27.6%	552.6	436.2	26.7%
Income for the period	138.9	107.8	28.8	257.0	175.8	46.2%

„
Revenues for the second quarter of fiscal year 2014 increased by 27.5% compared to the second quarter of 2013, driven by an increase in revenues from the Shopping Centers segment, our main business line. Cumulative revenues for the first six-month period reached ARS 1,034.6 million, i.e., 222.3 million above cumulative revenues for the same period of 2013.

„
Cumulative operating income for the period grew 32.0%, mainly due to the growth in the Shopping Centers segment, our main business line, joined with an increase in our offices segment. As well, there was an improvement in the results from the Sales and Developments segment due to the sale of residential units of Torres Rosario. This was offset by a drop in the Financial Operations segment.

„	Net income for the period was ARS 257.0 million.

1

Alto Palermo Sociedad Anónima (APSA)

Summary as of December 31, 2013

II. Shopping Centers

During the second quarter of 2014, our shopping centers maintained their growth rate in terms of sales and maintained a strong 98.8% occupancy level.

In turn, our tenants’ sales grew by 28.6% during the first six-month period of the year compared to the same period of the previous year. All our shopping centers showed good performance, which reflects our strong market position. In this way, Revenues and EBITDA from this segment recorded increases of 26.2% and 24.7%, respectively.

Financial indicators of the Shopping Centers segment
(in millions of ARS)

	IIQ 14	IIQ 13	YoY var	6M 14	6M 13	YoY var
Revenues	556.7	446.6	24.7%	1,013.4	802.9	26.2%
Operating Income	259.8	203.2	27.8%	473.9	365.4	29.7%
Depreciation and Amortization	30.7	31.9	-3.7%	61.1	63.5	-3.7%
EBITDA	290.5	235.1	23.5%	535.0	428.9	24.7%

Operating indicators of the Shopping Centers segment
(in millions of ARS, except as indicated)

	IIQ 14	IQ 14	IVQ 13	IIIQ 13	IIQ 13
Gross Leaseable Area (sqm)	310,304	307,721	308,793	308,793	309,021
Tenants’ Sales (12 month cumulative)	14,278	13,277	12,482	11,751	11,150
Occupancy [1]	98.8%	98.6%	99.1%	98.7%	98.8%

[1]	Percentage over gross leasable area as of period end.

Operating data of our Shopping Centers

Shopping Center	Date of Acquisition	Gross Leaseable Area (sqm)[1]	Stores	APSA’s Interest	Occupancy [2]	Book Value (ARS thousand)[3]
Alto Palermo	Nov-97	19,400	145	100.0%	100.0%	82,462
Abasto Shopping[4]	Jul-94	38,003	141	100.0%	99.9%	126,857
Alto Avellaneda	Nov-97	36,693	107	100.0%	100.0%	45,594
Paseo Alcorta	Jun-97	14,289	62	100.0%	95.6%	54,901
Patio Bullrich	Oct-98	11,736	84	100.0%	96.7%	68,142
Buenos Aires Design	Nov-97	14,550	171	53.7%	99.9%	10,324
Dot Baires Shopping	May-09	46,719	153	80.0%	99.0%	487,999
Soleil	Jul-10	15,190	78	100.0%	100.0%	92,557
Alto Noa Shopping	Mar-95	19,158	89	100.0%	100.0%	13,843
Alto Rosario Shopping[5]	Nov-04	29,501	145	100.0%	95.6%	67,853
Mendoza Plaza Shopping	Dec-94	41,108	146	100.0%	100.0%	67,734
Córdoba Shopping	Dec-06	15,671	105	100.0%	97.9%	55,081
La Ribera Shopping	Aug-11	8,286	51	50.0%	95.6%	18,371
Total Shopping Centers		310,304	1,477		98.8%	1,191,718

[1] Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
[2] Calculated dividing occupied square meters by leasable area on the last day of the period.
[3] Cost of acquisition plus improvements, less cumulative depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable. Excludes works in progress.

[4] Excludes Museo de los Niños (3,732 sqm).
[5] Excludes Museo de los Niños (1,261 sqm).

2

Cumulative tenants’ sales as of December 31
(by Shopping Center, for the quarter and for the first six months of each fiscal year, in millions of ARS)

Shopping Center	IIQ 14	IIQ 13	YoY var	6M 14	6M 13	YoY var
Alto Palermo	591,8	458,2	29,2%	1.057,8	813,5	30,0%
Abasto Shopping	692,9	550,8	25,8%	1.253,9	989,8	26,7%
Alto Avellaneda	670,5	530,0	26,5%	1.189,1	953,0	24,8%
Paseo Alcorta	331,3	245,0	35,2%	566,9	420,1	35,0%
Patio Bullrich	203,3	159,5	27,4%	352,7	283,0	24,6%
Buenos Aires Design	69,7	62,7	11,1%	136,3	119,9	13,6%
Dot Baires Shopping	580,5	452,1	28,4%	1.018,7	798,0	27,7%
Soleil	174,7	88,4	97,7%	319,1	158,5	101,3%
Alto Noa Shopping	194,7	166,2	17,1%	363,5	306,4	18,6%
Alto Rosario Shopping	376,9	292,6	28,8%	677,7	535,7	26,5%
Mendoza Plaza Shopping	391,7	318,0	23,2%	741,0	587,4	26,2%
Córdoba Shopping	153,1	125,2	22,2%	275,0	221,1	24,4%
La Ribera Shopping	65,4	47,8	36,8%	131,4	101,1	30,0%
Total	4.496,4	3.496,4	28,6%	8.083,2	6.287,5	28,6%

Cumulative tenants’ sales as of December 31
(by Type of Business, for the quarter and for the first six months of each fiscal year, in millions of ARS)

Type of Business	IIQ 14	IIQ 13	YoY var	6M 14	6M 13	YoY var
Anchor Store	319.0	250.8	27.2%	556.8	438.8	26.9%
Clothes and Footwear	2,210.1	1,827.9	20.9%	4,018.0	3,144.4	27.8%
Entertainment	93.2	83.9	11.1%	259.9	219.0	18.7%
Home	926.1	620.5	49.3%	1,483.1	1,141.4	29.9%
Restaurant	350.9	270.3	29.8%	721.4	558.6	29.1%
Miscellaneous	563.6	425.9	32.3%	983.0	751.6	30.8%
Services	33.5	17.1	95.9%	61.0	33.7	81.0%
Total	4,496.4	3,496.4	28.6%	8,083.2	6,287.5	28.6%

Revenues from cumulative leases as of December 31
(Detailed revenues, for the quarter and for the first six months of each fiscal year, in millions of ARS)

Detailed Revenues	IIQ14	IIQ13	YoY var	6M 14	6M 13	YoY var
Base Rent	188.8	148.8	26.9%	364.3	287.4	26.8%
Percentage Rent	108.2	88.0	23.0%	181.2	144.7	25.2%
Total Rent	297.0	236.8	25.4%	545.5	432.1	26.3%
Admission rights	31.6	27.2	16.2%	60.1	51.3	17.2%
Fees	9.0	8.9	1.1%	17.2	13.1	31.3%
Parking	20.4	15.7	29.9%	40.0	30.8	29.9%
Management fees	10.9	8.6	26.7%	10.9	8.6	26.7%
Other	-4.6	-2.9	58.6%	1.6	1.6	0.0%
Total Revenues before Common Expenses and Common Promotional Fund	364.3	294.3	23.7%	675.3	537.5	25.7%
Common Expenses and Common Promotional Fund	192.6	152.3	26.5%	338.1	265.5	27.3%
Total Revenues	556.9	446.6	24.7%	1,013.4	803.0	26.2%

3

Alto Palermo Sociedad Anónima (APSA)

Summary as of December 31, 2013

III. Others

It includes the “Sales and Developments”, “Offices” and “Financial Transactions” segments.

Sales and Developments*

in ARS M	IIQ 14	IIQ 13	YoY var	6M 14	6M 13	YoY var
Revenues	16.4	2.3	612.8%	16.4	4.3	286.0%
Operating Income	11.7	0.5	2,029.5%	11.0	1.3	754.6%
Depreciation and Amortization	-	-		-	-
EBITDA	11.7	0.5	2,029.5%	11.0	1.3	754.6%

*	Includes Torres Rosario Project (Condominios del Alto I and II) and Rosario Plot (parcels 2A, 2C and 2F)

►	Revenues from the Sales and Developments segment increased by ARS 12.1 during the first six months of fiscal year 2014 due to sales of “Torres Rosario” project developed during years 2011 and 2012.

Offices*

in ARS MM	IIQ 14	IIQ 13	YoY var	6M 14	6M 13	YoY var
Revenues	8.1	7.1	13.7%	15.0	13.7	9.1%
Operating Income	3.7	3.1	19.1%	6.6	6.3	4.9%
Depreciation and Amortization	1.5	1.9	-18.3%	2.9	3.6	-18.1%
EBITDA	5.2	5.0	5.1%	9.5	9.9	-3.4%

*	Includes Dot Building, San Martín Plot and the 50% interest in Entertainment Holding S.A.

►	The Offices segment has shown a 9.1% growth rate in revenues for the six-month period of 2014 as compared to the same period of the previous year.

Financial Transactions*

in ARS MM	IIQ 13	IIQ 13	YoY var	6M 14	6M 13	YoY var
Revenues	0.2	0.6	-76.0%	0.3	1.3	-74.7%
Operating Income	-	1.4	-	0.5	2.0	-75.9%
Depreciation and Amortization	-	-	-	-	-	-
EBITDA	-	1.4	-	0.5	2.0	-75.9%

*	20% interest in Tarshop and Apsamedia’s residual operations.

4

Alto Palermo Sociedad Anónima (APSA)

Summary as of December 31, 2013

IV. Reconciliation with Consolidated Income Statement

Below is an explanation of the reconciliation of the company’s total income by segment with its consolidated income statement as of December 31, 2013. The difference lies in the presence of joint ventures which are included in the segment but not in the income statement, in compliance with the recently adopted IFRS.

Item	Income by segment	Joint ventures*	Income statement
Revenues	1,045.2	-10.6	1,034.6
Costs	-456.3	6.1	-450.2
Gross Profit	588.8	-4.5	584.4
General and administrative expenses	-51.2	0.2	-51.0
Selling expenses	-33.6	0.9	-32.7
Other operating income, net	-12.2	1.6	-10.6
Operating Income before interest in joint businesses	491.9	-1.8	490.1
Income from interests in equity investees and joint businesses	1.1	1.2	2.3
Operating Income before financial income and taxes	493.0	-0.6	492.4

* Includes operating income from La Ribera Shopping (50%) and San Martín Plot (50%).

V. Consolidated Financial Debt as of December 31, 2013

As of December 31, 2013, APSA had loans for a total of USD 200.1 million. Below is a detail of APSA’s debt:

Description	Outstanding Amount (in USD) (1)	Issue Currency	Interest Rate	Maturity
APSA’s Series I Notes due 2017(2)	120.0	USD	7.9%	May-17
Soleil / Tucumán Debt	13.9	USD	5.0%	Jul-17
Short Term Debt	26.7	ARS	Floating	< 30 days
Arcos Syndicated Loan	18,1	ARS	15.01%	Nov-15
Neuquen Syndicated Loan	17,0	ARS	15.25%	Jun-16
Other loans	4,4	ARS	15.01%	Dec-15
APSA’s Total Debt	200,1

1 Principal face amount stated in USD at an exchange rate of 6.521 ARS = 1 USD, without considering elimination of balances with subsidiaries.
2 As of June 30, 2012, APSA had repurchased a principal amount of USD 10.0 million.

VI. Significant Events

►	On October 31, 2013 a Shareholders’ Meeting was held to discuss the following matters:

▪	Treatment and allocation of income for the year ended June 30, 2013 and consideration of a dividend payment in cash and/or in kind.

▪	Consideration of remuneration payable to the board and Statutory Audit Committee’s members.

▪	Revision of shared services contract report.

▪	Revision of incentive plan in favor of company's officers.

►	Dividend payment: a cash dividend for ARS 167,522,074, equivalent to ARS 0.132939202364 per share and ARS 5.317568094557 per ADR, was made available to the shareholders in November 2013.

5

Alto Palermo Sociedad Anónima (APSA)

Summary as of December 31, 2013

In ARS thousands

VII.	Consolidated Shareholders’ Equity structure as compared with the same period of the previous years.

	12.31.2013	12.31.2012
Current Assets	1,090,154	778,389
Non-current Assets	2,162,290	2,043,064
Total	3,252,444	2,821,453
Current Liabilities	912,163	801,534
Non-current Liabilities	1,233,238	1,011,673
Subtotal	2,145,401	1,813,207
Non-controlling Interest	175,067	154,342
Shareholders’ Equity	931,976	853,904
Total	3,252,444	2,821,453

VIII.	Consolidated income structure as compared with the same period of previous year.

	12.31.2013	12.31.2012
Profit from operations	490,102	371,334
Share of profit of associates and joint ventures	2,258	894
Profit from operation before financing and taxation	492,360	372,228
Finance income	46,200	21,478
Finance cost	(207,927)	(112,041)
Other financial results	65,368	(7,620)
Financial results, net	(96,359)	(98,183)
Profit before income tax	396,001	274,045
Income tax expense	(138,983)	(98,289)
Profit for the period	257,018	175,756
Atributable to:
Equity holders of the parent	240,569	166,866
Non-controlling interest	16,449	8,890

6

Alto Palermo Sociedad Anónima (APSA)

Summary as of December 31, 2013

In ARS thousands

IX.	Consolidated cash flow as compared with the same period of previous year.

	12.31.2013	12.31.2012
Net cash generated by operating activities	458,162	313,770
Net cash used in investing activities	(289,185)	(218,109)
Net cash used in financing activities	(273,331)	8,006
Net (decrease) / increase in cash and cash equivalents	(104,354)	103,667

X.	Comparable statistics as compared with the same period of previous year.

Not applicable

XI.	Comparative ratios.

	12.31.2013		12.31.2012
Liquidity
Current Assets	1,090,154	=1.20	778,389	=0.97
Current Liabilities	912,163		801,534
Indebtedness
Total Liabilities	2,145,401	=2.30	1,813,207	=2.12
Shareholders’ Equity	931,976		853,904
Solvency
Shareholders’ Equity	931,976	=0.43	853,904	=0.47
Total Liabilities	2,145,401		1,813,207
Capital Assets
Non-current Assets	2,162,290	=0.66	2,043,064	=0.72
Total Assets	3,252,444		2,821,453

7

Alto Palermo Sociedad Anónima (APSA)

Summary as of December 31, 2013

VII. Brief comment on prospects for the next quarter

Our shopping centers maintain their growth rate and continue to exhibit sound invoicing figures and occupancy rates close to 100%, hand in hand with our tenants’ strong commitment, who keep choosing our spaces both in the City of Buenos Aires and the inner regions of Argentina, to position their brands.

We expect that during fiscal year 2014 we will continue to consolidate as the leading shopping center company in Argentina, adding new properties and footage to our current portfolio, including new top brands among our tenants and devising new ways to continue offering the best commercial proposals to our visitors.

In this sense, we have completed development of our “Arcos District” project located in the neighborhood of Palermo, in the City of Buenos Aires. This project consists in an urban model, offering a variety of premium brands in an open-air environment, with approximately 14,000 sqm of gross leaseable area and 65 stores. This shopping center started to be developed in December 2011 and while it was expected to be opened in December 2013, we have been served with an injunction order to suspend opening on the grounds that the Shopping Center failed to have certain governmental permits. The company has applied for revocation of such injunction order and is taking any actions required to open its Shopping Center No. 14. We expect that this new proposal, which also introduces a cultural space in the retail concept, will achieve the same degree of success of our former developments.

On the other hand, this year we will continue working on the development of our next shopping center in the City of Neuquén. Shopping Neuquén, the gross leaseable area of which is about 10,000 sqm, will be our sixth development located in the inner regions of our country, and in view of the progress shown by the city in the last years, we expect that this project will achieve the same success as other developments of this nature in the provinces where we operate. It is scheduled to open in the spring of 2014. In addition, we continue evaluating the best timing to launch other projects on the large extent of lands reserved by the company for future business developments.

In addition, we will continue making efforts as done so far to improve our shopping centers’ service offerings, mainly aimed at maintaining our occupancy rates at about 100%, increasing the number of visitors at our shopping centers and increasing the invoicing figures of our brands. Accordingly, we will continue partnering with financial institutions to offer sales promotions with credit cards, as they have proved to be highly effective in terms of sales and have been eagerly endorsed by the public.

8

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Alto Palermo S.A. (APSA)

By:	/S/ Saúl Zang
Saúl Zang
Responsible of relationship with the markets
February 28, 2014